MANAGEMENT INFORMATION CIRCULAR

ENBRIDGE INC. MARCH 4, 2009

ENBRIDGE

Annual Meeting of Shareholders of Enbridge Inc. to be held on Wednesday, May 6, 2009 in Toronto, Ontario, Canada

WHAT'S INSIDE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ON VOTING	2
MANAGEMENT PROXY CIRCULAR	5
General Information	5
Particular of Matters to be Acted Upon	6
Receipt of Financial Statements	6
Election of Directors	6
Directors' Compensation	15
Appointment of Auditors	19
Shareholder Proposals	20
Board Committee Reports	20
AFR Committee Report	20
CSR Committee Report	21
Governance Committee Report	22
HRC Committee Report	23
Compensation Discussion and Analysis	24
Named Executive Officers	24
Executive Summary	24
Executive Compensation	24
Compensation Programs and 2008 Compensation Decisions	27
Share Ownership Guidelines	31
Performance Graph	32
Summary Compensation Table	32
Incentive Plan Awards	34
Stock Options	35
Trading in Enbridge Securities	38
Retirement Plan Benefits	38
Termination of Employment and Change of Control Arrangements	39
Interest of Informed Persons in Material Transactions	41
Indebtedness of Directors and Senior Officers	41
Liability Insurance of Directors and Officers	41
Transfer Agent and Registrar	41
Approval by the Board of Directors	41
Appendix "A" – Statement of Corporate Governance Practices	42
Appendix "B" – Shareholder Proposals	48

March 4, 2009

Dear Shareholder,

On behalf of the board of directors, management and employees of Enbridge Inc., I invite you to attend the annual meeting of shareholders which will take place on Wednesday, May 6, 2009 at the Le Royal Meridian King Edward Hotel, Vanity Fair Ballroom, in Toronto, Ontario, Canada. The meeting is your opportunity to meet with Enbridge Inc.'s board of directors and senior management to discuss items of interest to you, including last year's performance, and to receive an in-person presentation outlining our efforts to ensure that Enbridge Inc. remains one of your most valued investments.

The items of business to be dealt with and the details of the annual meeting of shareholders are described in the attached notice of annual meeting of shareholders and management information circular. The business will include the receipt of the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2008, the election of directors, the appointment of auditors and the consideration of the shareholder proposals set out in Appendix "B" to the accompanying management information circular.

If you opted not to receive a copy of Enbridge Inc.'s annual report this year, we are enclosing with the management information circular and related proxy materials, an insert that contains key corporate facts about Enbridge Inc., including financial highlights for the year ended December 31, 2008, which information has been taken from the annual report. The annual report, along with additional documentation and information concerning Enbridge Inc., is available on its website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from Enbridge Inc.

If you are unable to attend the meeting in person, I encourage you to vote your common shares by any of the means available to you, as described in the management information circular and proxy form.

Sincerely,

Patrick D. Daniel
President and Chief Executive Officer

ENBRIDGE INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of holders of common shares of Enbridge Inc. will be held at the Le Royal Meridian King Edward Hotel, Vanity Fair Ballroom, 37 King Street East, Toronto, Ontario, Canada, on Wednesday, May 6, 2009 at 1:30 p.m. (eastern daylight time) for the purposes of:

(1)
receiving the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2008;

(2)
electing directors for the ensuing year;

(3)
appointing the auditors and authorizing the directors to fix their remuneration;

(4)
considering the shareholder proposals set out in Appendix "B" to the accompanying management information circular; and

(5)
considering such other matters as may properly come before the meeting, or any adjournment of that meeting.

Holders of common shares of record at the close of business on Thursday, March 19, 2009, will be entitled to receive notice of and to vote at the meeting, or any adjournment of that meeting.

DATED at Calgary, Alberta, Canada this 4th day of March, 2009.

By Order of the Board of Directors

Alison T. Love
Vice President and Corporate Secretary

Your vote is important regardless of the number of Enbridge Inc. common shares you own. If you are a registered shareholder and are unable to attend the meeting in person, please follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Inc. common shares held by you in the postage paid return envelope provided for that purpose for use at the meeting, or vote by telephone, facsimile or internet.

To be used at the meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at its corporate trust office in Agincourt, Ontario, Canada, the address of which is listed under the heading "Transfer Agent and Registrar" on page 41 of the management information circular, at any time up to 6:00 p.m. (eastern daylight time) on the second last business day (May 4, 2009) preceding the day of the meeting, or any adjournment of that meeting. Complete directions for use of the telephone, facsimile or the internet to transmit your voting instructions are provided with the form of proxy.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      1

QUESTIONS AND ANSWERS ON VOTING

Your vote is important to Enbridge Inc. ("Enbridge" or the "Corporation"). The following is information with respect to voting your Enbridge common shares. Note that unless otherwise specified, the answers relate to all shareholders, regardless of whether you are a registered or beneficial shareholder.

Q:
Am I entitled to vote?

A:
If you are a holder of common shares at the close of business on Thursday, March 19, 2009, you are entitled to vote at the meeting or at any adjournment, on the items of business set forth in the notice of annual meeting of shareholders.

Q:
Am I a registered shareholder?

A:
You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.

Q:
Am I a beneficial (non-registered) shareholder?

A:
You are a beneficial shareholder if your common shares are held in the name of a nominee (bank, trust company, securities broker or other). Your common shares are not represented by a physical share certificate but are recorded on an electronic system.

Q:
How many votes am I entitled to?

A:
You are entitled to one vote for each common share you hold.

Q:
What items of business am I voting on?

A:
You are voting on the:

(a)
election of directors for the upcoming year;

(b)
appointment of the auditors and authorization of the directors to fix the auditors' remuneration;

(c)
consideration of the shareholder proposals set out in Appendix "B" to this management information circular; and

(d)
any other business that may be properly brought before the meeting, or any adjournment of the meeting.

Q:
How will these items of business be decided at the meeting?

A:
A simple majority of the votes cast (50% plus one vote), by the shareholders, in person or by proxy, will constitute approval of the election of directors, the appointment of auditors and the shareholder proposals set out in Appendix "B" to this management information circular.

Q:
How do I vote?

A:
If you are a registered shareholder, you can vote in person at the meeting or by proxy.

(a)
To vote in person – Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with CIBC Mellon Trust Company, the Corporation's transfer agent and registrar ("CIBC Mellon"), when you arrive at the meeting.

(b)
To vote by proxy – You can convey your voting instructions by mail, telephone, facsimile or internet and by doing so your common shares will be voted at the meeting by P.D. Daniel or D.A. Arledge, who are the appointees set forth in the form of proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

  If you convey your instructions by any of the means available to you, your instructions must be received by 6:00 p.m. (eastern daylight time) on the second last business day (May 4, 2009) preceding the day of the meeting, or any adjournment of that meeting.

  If you are a beneficial shareholder, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

  If you hold some common shares as a registered shareholder and some as a beneficial shareholder, you will need to convey your vote using each of the applicable procedures set forth above.

2      QUESTIONS AND ANSWERS ON VOTING

Q:
Does Enbridge have a confidential voting policy?

A:
Yes, the proxies are counted and tabulated independently of Enbridge by CIBC Mellon to preserve the confidentiality of your vote. CIBC Mellon does not inform the management of Enbridge as to how a shareholder votes except:

(a)
as necessary to meet legal requirements;

(b)
in the event of a proxy contest; or

(c)
in the event a shareholder made written comments on the form of proxy which are clearly intended for the management of Enbridge.

Q:
Has Enbridge adopted a "majority voting" policy?

A:
Yes, in May 2007, Enbridge adopted a policy requiring majority voting for the election of directors. This policy is now part of the guidelines of the board of directors.

Q:
As a beneficial shareholder can I vote in person at the meeting?

A:
Yes. Enbridge does not have the names of the beneficial shareholders and so, if you attend the meeting, Enbridge will not have a record of the number of common shares you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with CIBC Mellon when you arrive at the meeting.

Q:
Can I appoint a person as proxyholder other than the management nominees, P.D. Daniel and D.A. Arledge?

A:
Whether or not you attend the meeting, you have the right to appoint a person, who does not need to be a shareholder, to represent you and vote your common shares in accordance with your voting instructions at the meeting. To exercise this right, strike out the names of the management nominees and insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy. You may also appoint a person to act as proxyholder through the internet if you elect to vote separately on each item of business. Specific instructions as to how you can appoint a proxyholder will be provided to you when you elect to vote separately using the internet. Be sure that the person is aware that he/she is your proxyholder and registers with CIBC Mellon at the meeting indicating that he/she is your proxyholder. This right only exists if you convey your voting instructions by mail or if you vote separately on each item of business using the internet.

Q:
Who is soliciting my proxy?

A:
Management of Enbridge and its board of directors are soliciting your proxy and the costs of doing so are being borne by Enbridge. In addition to soliciting proxies by mail, employees of Enbridge may also, without additional compensation, solicit personally or by telephone.

Q:
How will my proxy be voted?

A:
Your proxyholder, whether it is the management nominees or another person designated by you, must vote for or against or withhold your vote in accordance with the instructions you have conveyed. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not convey any instructions and appoint the management nominees as proxyholder or your proxyholder does not give specific instructions, your common shares will be voted FOR the election of directors and the appointment of auditors and AGAINST each of the shareholder proposals set out in Appendix "B" to this management information circular.

Q:
What if there are amendments or variations to the items of business set forth in the notice of meeting or other matters are brought before the meeting?

A:
The enclosed form of proxy gives the person named on it the authority to use his/her discretion in voting on amendments or variations of the items set forth in the notice of meeting and on any other matters brought before the meeting. Proxyholders will vote in accordance with their best judgment pursuant to this discretionary authority. As at the date of this management information circular, the board of directors and management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the meeting.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      3

Q:
Can I change my mind once I have submitted my proxy?

A:
Yes. You can revoke your proxy at any time before it is acted upon.

  As a registered shareholder, if your proxy was submitted by facsimile or mail, you can revoke it in writing executed by you or by your attorney authorized in writing, or if the shareholder is a corporation, under corporate seal or by an officer or attorney duly authorized, and deposit such instrument in writing at the registered office of Enbridge. If you conveyed your voting instructions by telephone or internet, then conveying new instructions will revoke prior instructions.

  Instructions can be revoked at any time up to and including 6:00 p.m. (eastern daylight time) on the first business day preceding the meeting (May 5, 2009), or any adjournment of that meeting; or by depositing the revoking instrument with the Chair of the meeting on the day of the meeting, or any adjournment of that meeting; or in any other manner permitted by law, including personal attendance at the meeting, or any adjournment of that meeting.

  If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

  If you are a beneficial shareholder, you should contact your nominee for instructions on how to revoke your proxy.

Q:
Who counts the votes?

A:
CIBC Mellon, who will also act as scrutineer at the meeting.

Q:
How are my common shares voted if a ballot is called at the meeting on any of the items of business and a proxyholder other than myself is appointed?

A:
Your common shares will be voted as you specified in your proxy. If no such specification is made, then your common shares will be voted FOR the election of directors and the appointment of auditors and AGAINST each of the shareholder proposals set out in Appendix "B" to this management information circular.

Q:
Who can I contact if I have any further questions on voting at the meeting?

A:
You can contact CIBC Mellon,

  By e-mail to: www.cibcmellon.com; or

  By telephone: Toll free in North America 1-800-387-0825.

4      QUESTIONS AND ANSWERS ON VOTING

ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of Enbridge Inc. ("Enbridge" or the "Corporation") and its board of directors (the "Board"). The accompanying form of proxy ("Proxy Form") is for use at the annual meeting (the "Meeting") of holders (the "Shareholders") of common shares of Enbridge ("Enbridge Shares") to be held on Wednesday, May 6, 2009, and at any adjournment of that Meeting. The cost of this solicitation of proxies will be borne by the Corporation. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation, without additional compensation.

LIVE AUDIOCAST OF THE MEETING

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live audiocast of the Meeting. The details concerning the live audiocast will be provided on Enbridge's website at www.enbridge.com and in a news release prior to the Meeting. Shareholders unable to listen to the live audiocast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on the Corporation's website.

CURRENCY

All dollar amounts set forth in this Circular are in Canadian dollars ("CA$"), unless otherwise indicated.

MAILING DATE AND DATE OF INFORMATION IN THE CIRCULAR

Management anticipates that this Circular and the Proxy Form will be mailed to the Shareholders on or about March 30, 2009. Unless otherwise stated, information contained in this Circular is given as at March 4, 2009.

EXECUTIVE AND REGISTERED OFFICE

The principal executive and registered office of the Corporation is located at 3000, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8, and the Corporation's telephone number is (403) 231-3900.

SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Enbridge consists of an unlimited number of Enbridge Shares and an unlimited number of non-voting preference shares, issuable in series. As at March 4, 2009, there were 374,007,543 Enbridge Shares and 5,000,000 preference shares issued and outstanding.

There is no single holder known to the Corporation, the Board or Management, who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding Enbridge Shares. Noverco Inc. ("Noverco") and its affiliates own in the aggregate 34,700,000 Enbridge Shares, representing approximately 9.3% of the issued and outstanding Enbridge Shares. Pursuant to a share and warrant subscription agreement dated August 27, 1997 (the "Subscription Agreement") among Noverco, Gaz Métropolitain, inc. (now Gaz Métro inc.) and the Corporation, the Corporation has agreed to use its best efforts to facilitate the maintenance of Noverco's aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco to participate in any future offerings of Enbridge Shares.

BOARD AND COMMITTEES OF THE BOARD

As at March 4, 2009, the directors of the Corporation (the "Directors") are David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, J. Herb England, David A. Leslie, Robert W. Martin, George K. Petty, Charles E. Shultz, Dan C. Tutcher and Catherine L. Williams. All of the Directors other than Mr. Martin are standing for re-election to the Board.

Information concerning the Directors is set forth under the heading "Election of Directors" beginning on page 6 of this Circular.

Enbridge has four standing committees of the Board ("Board Committees") which are the Audit, Finance & Risk Committee ("AFR Committee"), Corporate Social Responsibility Committee ("CSR Committee"), Governance Committee and Human Resources & Compensation Committee ("HRC Committee"). The membership and principal function of each Board Committee are set forth under the heading "Board Committee Reports" beginning on page 20 of this Circular.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      5

COMMUNICATING WITH THE BOARD

Shareholders may write to the Board or any Director(s) in care of the following address:

By mail to:	Enbridge Inc. 3000, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
	Attention:	Alison T. Love Vice President and Corporate Secretary
By e-mail to:	corporatesecretary@enbridge.com

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As the Enbridge Shares are listed on the Toronto Stock Exchange (the "TSX"), Enbridge must comply with the corporate governance guidelines or rules adopted by the TSX. The Enbridge Shares are also listed on the New York Stock Exchange (the "NYSE"), and Enbridge must disclose any significant ways in which its governance practices differ from NYSE requirements applicable to listed companies in the United States of America (also referred to in this Circular as "US" or "USA"). A summary of these differences can be found on the Corporation's website at www.enbridge.com. Enbridge must also comply with the corporate governance guidelines or rules adopted by Canadian securities regulators and the United States Securities and Exchange Commission (the "US SEC").

A complete description of the Corporation's approach to corporate governance is set forth in Appendix "A" to this Circular beginning on page 42 under the heading "Corporate Governance Disclosure".

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Additional information and documents concerning the Corporation, including the general guidelines of the Board, the terms of reference for the Board and Board Committees, corporate policies and public disclosure documents, can be found on the Corporation's website at www.enbridge.com. The Corporation's public disclosure documents can also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additionally, a Shareholder may request of paper copy of the documents free of charge upon request from the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Directors will place before the Meeting the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2008 (the "Financial Statements"). The 2008 annual report (the "Annual Report") to Shareholders, which contains financial information about the Corporation including the Financial Statements and the management's discussion and analysis, is included with the general mailing of this Circular to registered Shareholders ("Registered Shareholders") and beneficial Shareholders ("Beneficial Shareholders") who opted to receive it. The Annual Report, the Notice of Meeting of Shareholders ("Notice of Meeting") and the Circular are available for viewing and electronic delivery on the Corporation's website under the heading "Financial Information – Reports & Filings" on the Investor Relations page. Copies of the Annual Report or Financial Statements are available, upon request, from the Investor Relations group of the Corporation. You may contact Investor Relations by: mail at 3000, 425 - 1st Street S.W. Calgary, Alberta, Canada, T2P 3L8; telephone at 1-800-481-2804; and e-mail through the Corporation's website under the heading "Contact Investor Relations – Order Investor Material" on the Investor Relations page. Copies are also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

General Information

The articles of the Corporation provide that the number of Directors shall not be less than 1 and not more than 15, as the Board may from time to time determine.

The Governance Committee acts as the nominating committee and is responsible for, among other things, the nomination of Directors to the Board. The Governance Committee has established and uses the Board Composition Plan to determine which individuals should be nominated to the Board. Further information concerning the Board Composition Plan is set forth under the heading "Nomination of Directors" beginning on page 45 in Appendix "A" of this Circular.

Pursuant to the general guidelines of the Board (the "Board Guidelines"), a Director shall retire at the next annual meeting of Shareholders following the attainment of age 70. However, a Director may continue to serve until the first annual meeting of Shareholders following the Director's 72nd birthday if: (a) the Director has requested a two-year extension prior to reaching the age of 70, and (b) the extension has been unanimously approved by the Directors then in office. Any Director continuing in office beyond the first annual meeting of Shareholders following the Director's

6      MANAGEMENT INFORMATION CIRCULAR

70th birthday is not eligible to be the Chairman of the Board or the Chair of any Board Committee. The Board Guidelines can be found on the Corporation's website at www.enbridge.com or on SEDAR at www.sedar.com.

Individuals Proposed to Be Nominated

The Board by resolution dated February 12, 2009 has established the size of the Board to be elected at the Meeting at ten Directors. Although the Board is currently comprised of eleven Directors, only ten of the Directors are standing for election. Pursuant to the Board Guidelines, Mr. Robert W. Martin is retiring at the Meeting as he has attained the age of 72.

The ten proposed nominees for election as Directors are:

David A. Arledge
James J. Blanchard
J. Lorne Braithwaite
Patrick D. Daniel
J. Herb England
David A. Leslie
George K. Petty
Charles E. Shultz
Dan C. Tutcher
Catherine L. Williams

All proposed nominees for election as Directors were elected at the annual and special meeting of Shareholders held on May 7, 2008 (the "2008 Meeting"). There is no family relationship between any of the proposed nominees for election as Directors.

The Subscription Agreement among Noverco, Gaz Métropolitain, inc. (now Gaz Métro inc.) and the Corporation, not only sets forth terms by which Noverco will acquire and maintain an ownership interest in the Corporation, but also contains terms regarding the composition of the Board. The parties agreed that so long as Noverco or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares, on an annual basis, the Corporation shall nominate and support the election to the Board of at least one individual proposed by Noverco, such number of individuals to be in proportion to the percentage of outstanding Enbridge Shares owned by Noverco to all Enbridge Shares outstanding. None of the proposed nominees for election as Directors represents Noverco by such right of nomination.

The following pages set forth information regarding the proposed nominees for election as Directors (all of whom have consented to stand for election) together with their municipality of residence, age, year in which they joined the Board, their independence status, principal occupation(s) during the five preceding years, areas of expertise, Board Committee memberships, percentage of attendance at Board and Board Committee meetings during 2008, as well as other public, private and not-for-profit1 corporation/trust directorships/trusteeships and committee memberships. Also set forth is the number of Enbridge Shares2, deferred stock units ("Deferred Stock Units" or "DSUs") and stock options held as at March 4, 2009 and March 5, 2008, as well as the total market value3 of those securities as at the same dates (excluding stock options). Supplemental information pertaining to the proposed nominees for election as Directors is set forth beginning on page 13 of this Circular.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      7

DAVID A. ARLEDGE

Age: 64 Naples, Florida, USA Director since: January 1, 2002 Chairman of the Board since: May 2005 Independent
Areas of Expertise: Energy, finance, oil and gas, pipelines and regulated businesses.

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance and Chief Financial Officer ("CFO"), and from 1993 to 2001 held many senior executive and operating positions, most recently retiring as Chairman, President and Chief Executive Officer.

Other Public and Private Company Board/Committee Memberships

Company		Type of Company		Position(s)

Aviva USA Corp.		Private insurance company which is a subsidiary of Aviva plc, a public company		Chairman of the Board of Directors and member of the Audit Committee

Enbridge Board/Committee Memberships			Attendance at Meetings during 2008

Board of Directors			11 out of 11 (100%)[4]
AFR Committee[5]			7 out of 7 (100%)
CSR Committee[5]			3 out of 3 (100%)
Governance Committee			4 out of 4 (100%)
HRC Committee			5 out of 5 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	16,300	11,144	$1,014,056	$360,000
2008	16,300	8,064	$1,020,852	$360,000

JAMES J. BLANCHARD

Age: 66 Beverly Hills, Michigan, USA Director since: January 25, 1999 Independent
Areas of Expertise: Government, legal, environmental, safety & sustainability and governance.

Mr. Blanchard has practiced law with DLA Piper US, LLP in Michigan and Washington, D.C. since 1996 and is the Chair, Government Affairs. Prior thereto, from 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Other Public and Private Company Board/Committee Memberships[6]

Company		Type of Company		Position(s)

Meridian International Center		Private, non-profit institution that promotes international understanding		Member of the Board of Trustees
National Archives Foundation (US)		Not-for-Profit		Member of the Board of Directors

Enbridge Board/Committee Memberships			Attendance at Meetings during 2008

Board of Directors			11 out of 11 (100%)
CSR Committee (Chair)			3 out of 3 (100%)
Governance Committee			4 out of 4 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	12,033	33,656	$1,688,208	$360,000
2008	11,496	27,887	$1,650,148	$360,000

8      MANAGEMENT INFORMATION CIRCULAR

J. LORNE BRAITHWAITE

Age: 67 Thornhill, Ontario, Canada Director since: May 3, 1989 Independent
Areas of Expertise: Finance, mergers & acquisitions, governance, human resources, real estate and retail.

Mr. Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Commercial Trust	Subsidiary of Enbridge Income Fund, managed by a subsidiary of Enbridge	Trustee
Enbridge Gas Distribution Inc.	Utilities company and wholly-owned subsidiary of Enbridge	Director and member of Audit, Finance & Risk Committee
Jannock Properties Limited	Public real estate company	Director and member of Audit and Compensation Committees
Bata Shoe Corporation	Private international shoe retailing company	Director, Chair of the Audit Committee and member of the Compensation Committee
Canada Post Pension Plan	Private	Chair of the Investment Advisory Committee
Northern Group Retail Ltd.	Private ladies specialty apparel retailer operating throughout Canada and the Northeastern USA	Director
Seacan Realty	Private company, managing partner for an institutional capital pool for the development of shopping centers in southeast China	Director and Chairman of the Board of Directors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	11 out of 11 (100%)
CSR Committee	3 out of 3 (100%)
HRC Committee	5 out of 5 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	40,062	12,542	$1,943,718	$360,000
2008	36,878	9,966	$1,962,764	$360,000

PATRICK D. DANIEL

Age: 62 Calgary, Alberta, Canada Director since: April 27, 2000 Not Independent
Areas of Expertise: Business management, energy, engineering and pipelines.

Mr. Daniel has been a Senior Executive Officer of the Corporation for over 14 years and has been President and Chief Executive Officer of the Corporation since January 1, 2001. In addition to the several public and private company memberships, Mr. Daniel is also a director of a number of private Enbridge subsidiaries and is on an advisory council at the University of Alberta.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Gas Distribution Inc.	Utilities company and wholly-owned subsidiary of Enbridge	Director
Enbridge Pipelines Inc.	Pipeline company and wholly-owned subsidiary of Enbridge	Director and Chairman of the Board of Directors
EnCana Corporation	Public oil and gas company	Director and member of Nominating, Corporate Governance and Audit, Finance & Risk Committees
Enerflex Systems Ltd.	Public industrial products company	Director and member of the Corporate Governance Committee
American Air Liquide Holdings, Inc.	Private	Member of North American Review Board
American Petroleum Institute	Private	Director
National Petroleum Council	Private oil and gas advisory committee to the US Secretary of Energy	Member

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors[7]	11 out of 11 (100%)

Securities Held

Year	Common Shares	Stock Options	Total Market Value of Common Shares and DSUs	Minimum Required

2009	332,691	3,081,400	$12,292,932	–
2008	328,603	2,869,400	$13,768,466	–

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      9

J. HERB ENGLAND

Age: 62 Naples, Florida, USA Director since: January 1, 2007 Independent
Areas of Expertise: Accounting and auditing, finance, mergers & acquisitions and industrial relations.

Mr. England is the Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President and Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Breweries (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of John Labatt Limited.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

FuelCell Energy, Inc.	Public fuel cell company	Director and member of the Audit & Finance Committee
Goodwood Fund 2.0 Ltd.	Private registered regulated mutual fund	Director
HEMS L.L.C	Private investment partnership	Director
Stahlman-England Irrigation Inc.	Private	Chairman of the Board of Directors and Chief Executive Officer

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	11 out of 11 (100%)
AFR Committee	7 out of 7 (100%)
Governance Committee	4 out of 4 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	1,000	9,391	$383,947	$360,000
2008	1,000	4,437	$227,810	$360,000

DAVID A. LESLIE, F.C.A.

Age: 65 Toronto, Ontario, Canada Director since: July 26, 2005 Independent
Areas of Expertise: Accounting and auditing, governance, corporate tax, finance and mergers & acquisitions.

Mr. Leslie was the Chairman and Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Gas Distribution Inc.	Utilities company and wholly-owned subsidiary of Enbridge	Director and Chair of the Audit, Finance & Risk Committee
Crombie REIT	Public real estate investment trust	Director and member of the Audit Committee
Empire Company Limited	Public food retail and related real estate company	Director and member of the Audit Committee
Sobeys Inc.	Public food merchandising company that is a subsidiary of Empire Company Limited	Director and member of the Audit and Oversight Committees
IMRIS Inc.	Public surgical imaging systems company	Director and member of the Audit and Corporate Governance Committees
MaRS Innovation	Not-for-Profit	Director
Sunnybrook Health Sciences Centre	Not-for-Profit	Chairman of the Board of Directors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	11 out of 11 (100%)
AFR Committee (Chair)	7 out of 7 (100%)
Governance Committee	4 out of 4 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	4,467	8,243	$469,634	$360,000
2008	4,030	5,512	$399,810	$360,000

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GEORGE K. PETTY

Age: 67 San Luis Obispo, California, USA Director since: January 2, 2001 Independent
Areas of Expertise: Telecommuni- cations, finance, mergers & acquisi- tions, business management, energy, governance and regulated businesses.

Mr. Petty was President and Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Energy Company, Inc.	Public company and general partner of Enbridge Energy Partners, L.P. and a indirect, wholly owned subsidiary of Enbridge	Director and member of the Audit, Finance & Risk Committee
Enbridge Energy Management, L.L.C.	Public management company in which Enbridge holds a 17.2% interest	Director and member of the Audit, Finance & Risk Committee
FuelCell Energy, Inc.	Public fuel cell company	Director, Chair of the Compensation Committee and member of Executive Committee

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	10 out of 11 (91%)
AFR Committee	6 out of 7 (86%)
Governance Committee (Chair)	4 out of 4 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	12,595	15,877	$1,052,040	$360,000
2008	12,595	12,895	$1,068,031	$360,000

CHARLES E. SHULTZ

Age: 69 Calgary, Alberta, Canada Director since: December 1, 2004 Independent
Areas of Expertise: Energy, oil & gas, human resources, mining, pipelines and governance.

Mr. Shultz is the Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since he formed it in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President and Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Pipelines Inc.	Pipeline company and wholly-owned subsidiary of Enbridge	Director
Canadian Oil Sands Limited	Public oil and gas company that is a subsidiary of Canadian Oil Sands Trust	Chairman of the Board of Directors and member of the Audit Committee, the Reserves, Marketing, Operations & Environmental Health & Safety Committee
Newfield Exploration Company	Public oil and gas company	Lead Director and Chair of the Compensation Committee

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	11 out of 11 (100%)
AFR Committee	7 out of 7 (100%)
HRC Committee (Chair)	5 out of 5 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required

2009	11,914	8,559	$756,477	$360,000
2008	9,383	7,104	$690,805	$360,000

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      11

DAN C. TUTCHER

Age: 60 Houston, Texas, USA Director since: May 3, 2006 Not Independent
Areas of Expertise: Construction, deregulated businesses, energy, engineering, finance, mergers & acquisitions, oil & gas, pipelines, regulated businesses, transportation and utilities.

Mr. Tutcher is a Principal in Center Coast Capital Advisors L.P. He was the Group Vice President, Transportation South of the Corporation, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation) and Enbridge Energy Management, L.L.C. (management company in which the Corporation holds a 17.2% interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chairman of the Board of Directors, President and Chief Executive Officer of Midcoast Energy Resources, Inc.

Other Public and Private Company Board/Committee Memberships

Company		Type of Company			Position(s)

Sterling Bancshares, Inc.		Public bank holding company			Director and a member of the Assets & Liabilities, Mergers and Acquisitions and Executive Committees.
Alley Theatre and Magic Interests Ltd.		Not-for-Profit			Chairman
Cancer Counseling of Houston		Not-for-Profit			Chairman Emeritus

Enbridge Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors				11 out of 11 (100%)
CSR Committee				3 out of 3 (100%)
Governance Committee				4 out of 4 (100%)

Securities Held

Year	Common Shares	DSUs	Stock Options	Total Market Value of Common Shares and DSUs	Minimum Required

2009	415,633	12,735	143,333	$15,828,197	$360,000
2008	405,212	7,699	143,333	$17,299,714	$360,000

CATHERINE L. WILLIAMS

Age: 58 Calgary, Alberta, Canada Director since: November 1, 2007 Independent
Areas of Expertise: Finance, energy, oil & gas, mergers & acquisitions and business management.

Ms. Williams held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2007. She was most recently the Chief Financial Officer for Shell Canada Limited from 2003 to 2007. Ms. Williams was appointed to the Board of Directors of Tim Hortons Inc. effective March 1, 2009.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Pipelines Inc.	Pipeline company and wholly-owned subsidiary of Enbridge	Director
Tim Hortons Inc.	Public food merchandising company	Director
Mount Royal College	Not-for-Profit	Chairman and member of the Board of Governors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2008

Board of Directors	11 out of 11 (100%)
AFR Committee	7 out of 7 (100%)
CSR Committee	3 out of 3 (100%)

Securities Held

Year	Common Shares	DSUs	Total Market Value of Common Shares and DSUs	Minimum Required[8]

2009	4,961	2,565	$278,086	$360,000
2008	1,723	324	$ 85,769	$360,000

Notes:

1
Reference to "public" means a corporation/trust that is a reporting issuer in Canada or in the US or both. "Private" means a corporation/trust that is not a reporting issuer. "Not-for Profit" means a corporation organized for some charitable, civil or other social purpose which does not entail the generation of profits for its shareholders.

2
Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by the respective proposed nominees for election as Director.

3
Total market value is determined by reference to the closing price of the Enbridge Shares on the TSX on each of March 4, 2009 ($36.95) and March 5, 2008 ($41.90) and the Enbridge Shares and DSUs owned by the Director. The amounts have been rounded to the nearest dollar.

4
All percentages are rounded up to the nearest whole number.

5
Mr. Arledge is not a member of the AFR or CSR Committees, but as the Chairman of the Board he attends most meetings of these committees.

6
On April 10, 2006, the Ontario Securities Commission, the British Columbia Securities Commission and the Autorité des marchés financiers (collectively, the "Commissions") issued a management cease trade order against insiders of Bennett Environmental Inc. ("Bennett"), and subsequently a cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related management's discussion and analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the Commissions were in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard ceased to be a Director of Bennett on August 7, 2006.

7
As President and Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but he attends meetings at the request of the Board.

8
Ms. Williams has until November 1, 2012 to meet the Voluntary Minimum Share Ownership guidelines, as defined on page 16 of this Circular.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more proposed nominees for

12      MANAGEMENT INFORMATION CIRCULAR

election as Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees set forth above.

Supplemental Information

The following pages set forth information including a summary of Board and Board Committee meetings held, independence and director's compensation relating all the Directors of the Corporation who served during the financial year ended December 31, 2008.

Summary of Board and Board Committee Meetings

The tables below set forth the number of Board and Board Committee meetings, including in-camera sessions, held during the financial year ended December 31, 2008.

Board/Board Committee	Total Number of Meetings	In-Camera Sessions

Board[1]	11	9
AFR Committee[2]	7	5
CSR Committee	3	2
Governance Committee	4	4
HRC Committee	5	5

Total Number of Board and Board Committee Meetings Held	30	25

Notes:

1
Includes 3 teleconference meetings.

2
Includes 2 teleconference meetings.

Each Director's attendance at Board and Board Committee meetings is reviewed by the Governance Committee each year and the Chair of such Committee, along with the Chairman of the Board, at their discretion, will recommend appropriate penalties for non-attendance, which may include dismissal from the Board in the event of continuing poor attendance at meetings. Meeting attendance of each nominee proposed for election is reported above.

Ms. Susan Evans retired from the Board on May 7, 2008. During the period in 2008 in which she was a member of the Board, she attended all of the Board meetings and all of the meetings of the Board Committees on which she served. Mr. Bob Martin, who will be retiring from the Board at the Meeting, also attended all of the Board meetings and all of the meetings of the Board Committees on which he served during 2008.

Independence and Board Committees

The independence of each of the current Directors was determined by the Board with reference to the Board Guidelines, the requirements set forth by Canadian securities regulators in National Instrument 52-110 "Audit Committees" ("NI 52-110"), the rules of the NYSE and the US SEC rules and regulations. The Board has determined that each current Director is independent with reference to the independence standards referred to above except as set forth in the table below. The table below also sets forth each current Director's membership on the Board Committees.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      13

Director	AFR Committee[1]	CSR Committee	Governance Committee	HRC Committee[1]

D.A. Arledge			✓	✓

J.J. Blanchard		Chair	✓

J.L. Braithwaite		✓		✓

P.D. Daniel	Not Independent – Mr. Daniel is not independent under NI 52-110 and US regulatory requirements because he is the President and Chief Executive Officer of Enbridge.

J.H. England[2]	✓		✓

D.A. Leslie[2]	Chair		✓

R.W. Martin	✓			✓

G.K. Petty	✓		Chair

C.E. Shultz	✓			Chair

D.C. Tutcher		✓	✓

Not Independent – Mr. Tutcher is not independent under NI 52-110 and US regulatory requirements because he was, within the last three years, the Group Vice President, Transportation South of the Corporation as well as the President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., subsidiaries of the Corporation.

C.L. Williams[2]	✓	✓

Notes:

1
All current members of the AFR Committee and the HRC Committee are independent in accordance with the independence standards referred to above. Further information on the AFR Committee can be found on the Corporation's website at www.enbridge.com and is discussed under the heading "Audit, Finance & Risk Committee" on page 28 of the Corporation's annual information form for the year ended December 31, 2008 which is available on the Corporation's website, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

2
An "audit committee financial expert" under US regulatory requirements.

Interlocking Relationships

The following table sets forth the current Directors who served together on the boards of other public corporations or acted as trustees for other public trusts during the financial year ended December 31, 2008. The committees that each of the current Directors serve on are also set forth. "Public" means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both.

Director/Trustee	Name of Corporation/Trust[1]	Committees

J.L. Braithwaite P.D. Daniel D.A. Leslie	Enbridge Gas Distribution Inc.	Audit, Finance & Risk Committee – Audit, Finance & Risk Committee Chair of the Audit, Finance & Risk Committee

P.D. Daniel C.E. Shultz C.L. Williams	Enbridge Pipelines Inc.	– – –

J.H. England G.K. Petty	FuelCell Energy, Inc.	–

Notes:

1
All of the entities on which the Directors serve together are companies in which the Corporation holds an interest.

14      MANAGEMENT INFORMATION CIRCULAR

Directors' Compensation

Directors' Compensation Table

The following table sets forth the compensation elements and total compensation paid or accrued by the Corporation to each of its Directors who served during the financial year ended December 31, 2008.

Director	Fees Earned1,[2] ($)	Share-Based Awards[2] ($)	All Other Compensation[3] ($)	Total ($)

D.A. Arledge[4]	322,500	105,000	23,122	450,622
J.J. Blanchard[4]	142,500	47,500	46,913	236,913
J.L. Braithwaite	135,000	45,000	80,766	260,766
P.D. Daniel[5]	–	–	–	–
J.H. England[4]	135,000	45,000	19,486	199,486
E.S. Evans[6]	50,625	16,875	4,715	72,215
D.A. Leslie	161,250	51,250	48,012	260,512
R.W. Martin	142,500	45,000	51,319	238,819
G.K. Petty[4]	142,500	47,500	108,470	298,470
C.E. Shultz	153,750	48,750	27,238	229,738
D.C. Tutcher[4]	142,500	45,000	21,973	209,473
C.L. Williams	90,000	90,000	9,574	189,574

Notes:

1
The amounts set forth under the column "Fees Earned" include retainers paid to the Directors for acting as directors of the Corporation and special fees paid to Messrs. Arledge, Leslie, Martin, Shultz and Tutcher for attending ad hoc committee meetings called by the Board. For more information on the retainers paid to the Directors, please see the table on page 16 under the heading "Annual Retainer Elections."

2
The portion of the retainer that is received in the form of DSUs, is reported under the column "Share Based Awards" while the balance of the retainer is reported under the column "Fees Earned". For those Directors who have met the Voluntary Minimum Share Ownership guidelines (as defined on page 16 of this Circular), the minimum portion to be received in DSUs is 25% and for those Directors who have not met the Voluntary Minimum Share Ownership guidelines, the minimum portion to be received in DSUs is 50%. For a description of the actual elections of the individual Directors, please see the table on page 16 under the heading "Annual Retainer Elections."

3
The amounts set forth under the column "All Other Compensation" include annual retainer amounts paid to Ms. Evans, Ms. Williams and Messrs. Braithwaite, Leslie, Martin, Petty and Shultz for acting as a director or trustee of an Enbridge subsidiary or affiliate (including Enbridge Commercial Trust), travel fees paid to these individuals to attend Enbridge meeting(s), fees for attending meetings of an Enbridge subsidiary or affiliate (including Enbridge Commercial Trust) and dividend equivalents granted in the current year on outstanding DSUs.

4
These Directors are paid the same face amounts in US$.

5
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President and Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 24 of this Circular.

6
Ms. Evans retired on May 7, 2008. In addition to her annual board retainer, Ms. Evans was also paid $210,170 as her final DSU payment for Directors' compensation. The portion of the DSU's ($197,455) which was earned in prior years is not reflected in this table.

Directors' Compensation Plan

Directors of the Corporation, other than Mr. Daniel, are compensated in accordance with the Directors' Compensation Plan which became effective in 2004 and was revised in January 2008 to reflect approved increases in the Directors' compensation. The Board, through its Governance Committee, and through the consideration of recommendations from external independent consultants, is responsible for the development and implementation of the Directors' Compensation Plan. For more information on the external consultants, please see the heading "Governance Committee Report" on page 22 of this Circular. The main objectives of the Directors' Compensation Plan are to attract and retain services of the most qualified individuals, to compensate the Corporation's Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and Board Committee membership and competitive with other comparable public issuers and to align the interests of the Directors with the Corporation's Shareholders.

The Directors' Compensation Plan consists of retainers for Board and Committee service and a per diem allowance of $1,500 paid in cash to Directors who travel from their home province or state to a meeting in another province or state. The annual retainers are determined in relation to a comparator group of public issuers. To the extent possible, the Governance Committee uses the same comparator group for determining Directors' compensation as is used for determining executive compensation. However, Directors' compensation is targeted to the 75th percentile of this comparator group of companies. For more information on this comparator group, please see the heading "Competitive Positioning Commitment" on page 25 of this Circular.

Directors may elect to receive the annual retainer in the form of cash, Enbridge Shares or DSUs, in increments of 25% up to a certain percentage, which election is dependent upon a Director's share ownership. DSUs are notional shares that mirror the share price of Enbridge Shares. DSUs vest to the Director at the time of grant; however, the obligation, based on the share price at the time of settlement and paid in cash, is not paid until the Director resigns from the Board. Between the time of grant and the time of payout, amounts equal to the dividends issued on the underlying shares of the Director's DSU holdings, will be converted to additional DSUs (dividend equivalents) and added to the Director's account.

Unlike compensation for the named executive officers, the Directors' Compensation Plan is not designed to pay for performance. Rather, Directors receive retainers for their services in order to help ensure unbiased decision-making. While Directors may elect to receive the annual retainer in the form of cash, Enbridge Shares or DSUs, a portion of the

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      15

retainer must be taken in the form of DSUs. The DSUs serve to align the Directors' interests with the Shareholders as the monetary benefit parallels that of the Shareholders and cannot be accessed until the Director resigns from the Board.

Share Ownership Guidelines

Directors are expected to hold a personal investment in Enbridge Shares and DSUs of at least two times the $180,000 annual Board retainer, being $360,000 (also referred to in this Circular as the "Voluntary Minimum Share Ownership"). Directors are expected to achieve this investment by the later of July 1, 2009 or five years from the date they became a Director. The following table sets out, for each member of the Board, the Voluntary Minimum Share Ownership, the date at which a Director is expected to meet the Voluntary Minimum Share Ownership, the market value of Enbridge Shares/DSUs held as of March 4, 2009, the dollar value of Enbridge Shares/DSUs needed to meet the Voluntary Minimum Share Ownership where a Director has not met it and the multiple of the Voluntary Minimum Share Ownership held where a Director has met that level of ownership.

Director	Voluntary Minimum Share Ownership ($)	Date at which Voluntary Minimum Share Ownership is to be met	Market Value of Enbridge Shares and DSUs as at March 4, 2009[1] ($)	Dollar Value of Enbridge Shares and DSUs needed to meet Voluntary Minimum Share Ownership ($)	Multiple of Voluntary Minimum Share Ownership

D.A. Arledge	360,000	01-Jul-09	1,014,056	–	2.82
J.J. Blanchard	360,000	01-Jul-09	1,688,208	–	4.69
J.L. Braithwaite	360,000	01-Jul-09	1,943,718	–	5.40
P.D. Daniel[2]	–	–	–	–	–
J. H. England	360,000	01-Jan-12	383,947	–	1.07
D.A. Leslie	360,000	26-Jul-10	469,634	–	1.30
R.W. Martin	360,000	01-Jul-09	1,807,188	–	5.02
G.K. Petty	360,000	01-Jul-09	1,052,040	–	2.92
C.E. Shultz	360,000	01-Dec-09	756,477	–	2.10
D.C. Tutcher	360,000	03-May-11	15,828,197	–	43.97
C.L. Williams	360,000	01-Nov-12	278,086	81,914	–

Notes:

1
Based on the aggregate market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 4, 2009 ($36.95)) of the Enbridge Shares and DSUs owned by the Director. These amounts have been rounded to the nearest dollar.

2
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President and Chief Executive Officer. As President and Chief Executive Officer, he is expected to own Enbridge Shares with a value equal to four times his annual salary. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 24 of this Circular.

Annual Retainer Elections

The following table sets forth the percentages of each payment form that each Director may elect before and after reaching the Voluntary Minimum Share Ownership.

		Elective Payment Form
		Before Reaching the Voluntary Minimum Share Ownership			After Reaching the Voluntary Minimum Share Ownership
Compensation Element	Amount[1,2] ($)	Cash	Enbridge Shares[3]	DSUs[4]	Cash	Enbridge Shares[3]	DSUs4,[5]

Board Retainer – Annual	180,000

Additional Chairman of the Board Retainer – Annual	240,000

Additional Board Committee		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
Chair Retainer – Annual
AFR Committee	25,000
CSR Committee	10,000
Governance Committee	10,000
HRC Committee	15,000

Travel Fee[6]	1,500	100%	–	–	100%	–	–

Notes:

1
These amounts are paid quarterly, in arrears.

2
Directors with their principal residence in the US are paid the same face amounts in US currency ("US$").

3
Under this payment option, the Director is paid the value of the fee in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment.

4
For those Directors who have met the Voluntary Minimum Share Ownership guidelines, at least 25% of any retainer payable must be elected in the form of DSUs and for those Directors who have not met the Voluntary Minimum Share Ownership guidelines, at least 50% of any retainer payable must be elected in the form of DSUs.

16      MANAGEMENT INFORMATION CIRCULAR

5
Under this payment option, the Director is paid the equivalent value of the fee in DSUs based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment. The value of a DSU, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Enbridge Shares. A Director cannot convert DSUs to cash until the Director ceases to be a member of the Board.

6
Directors who travel from their home province or state to a meeting in another province or state receive a per trip cash allowance of $1,500.

The following table sets forth the percentages of each payment form that each Director elected to receive for his/her Enbridge Board retainer during the financial year ended December 31, 2008.

		Elective Payment Form
Director	Cash (%)	Enbridge Shares (%)	DSUs (%)

D.A. Arledge	75	–	25
J.J. Blanchard	–	–	100
J.L. Braithwaite	–	50	50
P.D. Daniel[1]	–	–	–
J.H. England	–	–	100
E.S. Evans[2]	75	–	25
D.A. Leslie	50	–	50
R.W. Martin	75	–	25
G.K. Petty	50	–	50
C.E. Shultz	25	50	25
D.C. Tutcher	–	–	100
C.L. Williams	–	50	50

Notes:

1
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President and Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 24 of this Circular.

2
Ms. Evans retired from the Board on May 7, 2008.

The following table sets forth the value of all share-based awards, which include Enbridge Shares and DSUs, that were paid to the Directors under the Director's Compensation Plan and which vested during the financial year ended December 31, 2008. All Enbridge Shares and DSUs vest at the time of grant.

	Share-Based Awards Vested During the Year
Director	Enbridge Shares[4] (#)	Enbridge Shares4,[5] ($)	DSUs[6] (#)	DSUs5,[6] ($)

D.A. Arledge[1]	–	–	3,037	116,122
J.J. Blanchard[1]	259	9,926	5,668	216,413
J.L. Braithwaite	2,178	89,890	2,535	104,266
P.D. Daniel[2]	–	–	–	–
J.H. England[1]	–	–	4,899	187,486
E.S. Evans[3]	–	–	308	12,715
D.A. Leslie	–	–	2,695	111,012
R.W. Martin	–	–	1,458	59,819
G.K. Petty[1]	–	–	2,932	111,970
C.E. Shultz	2,361	97,442	1,429	58,738
D.C. Tutcher[1]	–	–	5,005	191,473
C.L. Williams	2,178	89,890	2,218	91,491

Notes:

1
These Directors hold the same amount in US$.

2
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President and Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 24 of this Circular.

3
Ms. Evans retired from the Board on May 7, 2008.

4
Directors also receive additional shares from the Corporation's Dividend Reinvestment Plan which is available to all Shareholders.

5
Shares and DSU's are granted quarterly. The value of the Shares and DSUs are based on the weighted average of the trading price of the Enbridge Shares on the TSX for the five trading days immediately preceding the day of grant for each quarter. The Share prices for the first, second, third and fourth quarter were $41.37, $44.69, $40.13 and $39.29 respectively.

6
DSUs also include dividend equivalents granted in the current year on all outstanding DSUs, based on the 2008 quarterly dividend rate of $0.33 per Enbridge Share. The dividend equivalents vest at the time of grant.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      17

Incentive Plans Awards

Only two Directors, Mr. Martin and Mr. Tutcher, currently hold stock options. No Directors have received stock option grants since 2003 and no Directors hold any share-based awards which have not vested. The following table sets forth stock option grants made to Mr. Martin under the Directors' Compensation Plan (1999) which are currently outstanding.

Option Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date ($)	Value of Unexercised in the Money Options[1] ($)

21-Jul-99	396	16.54	21-Sep-09	9,116
21-Oct-99	390	15.20	21-Oct-09	9,500
29-Dec-99	378	14.75	29-Dec-09	9,378
12-Apr-00	308	15.46	12-Apr-10	7,423
20-Jul-00	242	16.22	20-Jul-10	5,648
02-Oct-00	238	16.96	02-Oct-10	5,379
19-Dec-00	176	20.25	19-Dec-10	3,398
10-Apr-01	224	20.96	10-Apr-11	4,166
25-Jun-01	228	20.28	25-Jun-11	4,396
25-Sep-01	228	21.01	25-Sep-11	4,229
19-Dec-01	236	20.88	19-Dec-11	4,408
16-Apr-02	290	22.17	16-Apr-12	5,043
20-Jun-02	304	23.38	20-Jun-12	4,919
18-Oct-02	316	22.34	18-Oct-12	5,442
18-Dec-02	388	21.36	18-Dec-12	7,062
08-Apr-03	408	22.00	08-Apr-13	7,164
03-Jul-03	362	23.82	03-Jul-13	5,698

–	5,112	–	–	102,369

Notes:

1
Based on the closing price of the Enbridge Shares on the TSX on December 31, 2008 ($39.56).

Mr. Tutcher was an employee of Enbridge until May 2006 during which time he received stock option grants in his capacity as an executive officer of the Corporation. He has never received stock options in his capacity as a Director. The following table sets forth the stock option grants made to Mr. Tutcher while he was an employee of the Corporation which are currently outstanding.

Option Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date ($)	Value of Unexercised in the Money Options[1] ($)

16-Sep-02	143,333	23.15	02-May-09	2,352,094

Notes:

1
Based on the closing price of the Enbridge Shares on the TSX on December 31, 2008 ($39.56).

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Equity Ownership of the Directors

The following table sets forth the current Directors' equity ownership interest in the Corporation and changes in the ownership interest since March 5, 2008.

	Equity Ownership as at March 5, 2008[1]			Equity Ownership as at March 4, 2009			Net Change in Equity Ownership
Director	Enbridge Shares	Stock Options	DSUs	Enbridge Shares	Stock Options	DSUs	Enbridge Shares	Stock Options	DSUs	Market Value of Equity Holdings as at March 4, 2009[2] ($)

D.A. Arledge	16,300	–	8,064	16,300	–	11,144	–	–	3,080	1,014,056
J.J. Blanchard	11,496	–	27,887	12,033	–	33,656	537	–	5,769	1,688,208
J.L. Braithwaite	36,878	–	9,966	40,062	–	12,542	3,184	–	2,576	1,943,718
P.D. Daniel[3]	328,603	2,869,400	–	332,691	3,081,400	–	4,088	212,000	–	12,292,932
J.H. England	1,000	–	4,437	1,000	–	9,391	–	–	4,954	383,947
D.A. Leslie	4,030	–	5,512	4,467	–	8,243	437	–	2,731	469,634
R.W. Martin	36,636	5,112	10,784	36,636	5,112	12,273	–	–	1,489	1,807,188
G.K. Petty	12,595	–	12,895	12,595	–	15,877	–	–	2,982	1,052,040
C.E. Shultz	9,383	–	7,104	11,914	–	8,559	2,531	–	1,455	756,477
D.C. Tutcher	405,212	143,333	7,669	415,633	143,333	12,735	10,421	–	5,066	15,828,197
C.L. Williams	1,723	–	324	4,961	–	2,565	3,238	–	2,241	278,086

Notes:

1
As disclosed in the management information circular for the Corporation's 2008 Meeting.

2
Based on the aggregate market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 4, 2009 ($36.95)) of the Enbridge Shares and/or DSUs owned by the Director. These amounts have been rounded to the nearest dollar.

3
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President and Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 24 of this Circular.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (or its predecessor firm, Price Waterhouse) ("PwC") have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC's address is Suite 3100, 111 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 5L3. Under the Canadian Securities Administrators' National Instrument 52-108 "Auditor Oversight", PwC is a participating audit firm with the Canadian Public Accountability Board. PwC has also confirmed to the Board and the AFR Committee its status as independent within the meaning of applicable Canadian and US rules.

The Board, on recommendation from the AFR Committee, recommends the re-appointment of PwC as auditors of the Corporation.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Auditor Independence

The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation's AFR Committee has responsibility to oversee the external auditor. A description of the Corporation's AFR Committee is set forth under the heading "AFR Committee Report" on page 20 of this Circular.

The Canadian securities regulators have passed rules which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the US Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the accounting and corporate governance reforms and rules adopted by the US SEC under the Sarbanes-Oxley Act, which specify certain services the external auditors may not provide. The Corporation complies with all such rules which are applicable in Canada and in the US.

In response to legislative and regulatory requirements regarding auditor independence, the Corporation's AFR Committee adopted a policy that requires pre-approval by the AFR Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to the Corporation in the most efficient and economical manner. The Board

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      19

believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The AFR Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors. Further information regarding the pre-approval policies and procedures of the AFR Committee is set forth under the heading "Audit, Finance & Risk Committee" on page 28 of the Corporation's annual information form for the year ended December 31, 2008 which is available on the Corporation's website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

The AFR Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors' independence and objectivity.

Fees Billed by Auditors

The following table sets forth all services rendered by the auditors, PwC, by category, together with the corresponding fees billed by PwC for each category of service for the financial years ended December 31, 2008 and 2007.

	2008	2007	Description of Fee Category

Audit Fees	$3,790,563	$3,700,662	Represents the aggregate fees billed by the Corporation's auditors for audit services.

Audit-Related Fees	280,944	269,296	Represents the aggregate fees billed for assurance and related services by the Corporation's auditors that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not included under "Audit Fees". During fiscal 2008 and 2007 the services provided in this category included due diligence related to prospectus offerings, technical guidance and other items.

Tax Fees	429,539	255,929	Represents the aggregate fees billed for professional services rendered by the Corporation's auditors for tax compliance, tax advice and tax planning.

All Other Fees	146,383	88,354	Represents the aggregate fees billed for products and services provided by the Corporation's auditors other than those services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees" including Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$4,647,429	$4,314,241

SHAREHOLDER PROPOSALS

Shareholder proposals (the "Shareholder Proposals") submitted for the consideration of Shareholders at the Meeting and Management's response is attached as Appendix "B" to this Circular. The Board recommends that Shareholders vote AGAINST each of the Shareholder Proposals.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted for the Shareholder Proposals, it is the intention of the persons designated in the enclosed Proxy Form to vote AGAINST each of the Shareholder Proposals.

The Canada Business Corporations Act, which governs the Corporation, provides that Shareholder proposals must be received by December 4, 2009 to be considered for inclusion in the management information circular and the form of proxy for the 2010 annual meeting of Shareholders, which is expected to be held on or about May 5, 2010.

BOARD COMMITTEE REPORTS

The Board has four standing Board Committees to assist in exercising its responsibilities: the AFR Committee, the CSR Committee, the Governance Committee and the HRC Committee. Each Board Committee has provided a report below which summarizes its terms of reference ("Terms of Reference") and describes the composition of the committee, its responsibilities and key activities. The Terms of Reference for each Board Committee are available on the Corporation's website at www.enbridge.com.

AFR COMMITTEE REPORT

Chair:  David A. Leslie
 Members:  J. Herb England, Robert W. Martin, George K. Petty, Charles E. Shultz and Catherine L. Williams

At the end of 2008, the AFR Committee was comprised of six Directors, all of whom are considered by the Board to be independent. The principal function of the AFR Committee is to review the Corporation's quarterly and annual financial statements and recommend their approval or otherwise to the Board. The AFR Committee is responsible for reviewing

20      MANAGEMENT INFORMATION CIRCULAR

the qualifications, nominating and recommending the appointment of the Corporation's external auditors and for the compensation, retention and oversight of the external auditors. Any services to be provided by the external auditors must be pre-approved by the AFR Committee. The external auditors report directly to the AFR Committee and meet with the AFR Committee, without any member of Management present, at each AFR Committee meeting. The AFR Committee also oversees internal audit functions and monitors disclosure in the financial statements, has responsibility for overseeing an effective system of internal controls, and meets with external auditors and internal auditors independently of Management to discuss, among other things, their qualifications, independence and objectivity. The AFR Committee also recommends approval of press releases of financial results, financial information and financial statements contained in any prospectus, the management's discussion and analysis section of the Corporation's quarterly and annual financial reports and the Corporation's annual information form.

The AFR Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, reviews risks in conjunction with internal and external auditors and monitors the Corporation's risk management program.

In 2008, the AFR Committee met seven times and during those meetings, performed the responsibilities set out above. The Committee reviewed financial statements and related materials, met with and received reports from the external auditors and recommended their appointment by Shareholders and received a number of reports on financial risk management, the finance plan and financing documents. Insurance issues were discussed at three meetings. Other matters reviewed with the AFR Committee at its meetings in 2008 included accounting issues, internal audit issues, income tax issues, pension fund financial matters, the corporate risk assessment, corporate disclosure and education topics for AFR Committee members. One special meeting of the AFR Committee was held in 2008 to discuss financial risk management and credit risk issues as a result of the 2008 crisis in the financial markets. Issues relating to the decision on whether to adopt International Financial Reporting Standards ("IFRS") or US Generally Accepted Accounting Principles were also discussed at a number of meetings in 2008. The AFR Committee also participated in the review process for the succession plans for the senior partner of the external auditor, Mr. Ray Crossley, as he had served as the senior audit partner for five years.

As part of its oversight responsibility, the AFR Committee requires that Management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the AFR Committee reviewed Management's progress toward its assessment that Enbridge's internal controls over financial reporting is effective, and received Management's report each quarter and for the year-end.

In November 2008, the AFR Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The members of the Committee are satisfied with the appropriateness of the mandate and that the AFR Committee met its Terms of Reference in 2008.

Additional audit committee information as required under NI 52-110 is contained under the heading "Audit, Finance & Risk Committee" on page 28 of Enbridge's annual information form for the year ended December 31, 2008 which, is available on the Corporation's website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

CSR COMMITTEE REPORT

Chair:  James J. Blanchard
 Members:  J. Lorne Braithwaite, Dan C. Tutcher and Catherine L. Williams

At the end of 2008, the CSR Committee was comprised of three independent Directors and one non-independent Director. The CSR Committee's Terms of Reference require it to monitor and oversee recommendations including those pertaining to the environment, human rights, stakeholder relations, community investment, government affairs and health and safety including injury-prevention practices and procedures.

In performing this role, the CSR Committee reviews policies, procedures and practices related to corporate social responsibility ("CSR") documentation and reviews global reporting initiative guidelines, metrics and benchmarks. The CSR Committee also reviews emergency response planning and procedures, and environmental, health and safety incidents, compliance, policies, procedures, and regulatory approvals. In addition, the CSR Committee oversees the Corporation's environmental risk management system, monitors the operation of this system, and conducts regular site visits and orientation sessions to personally acquaint members of the CSR Committee and the Board with the operating staff and facilities of the Corporation.

In 2008, the CSR Committee met three times. During those meetings, it received environmental, health and safety reports, updates on CSR issues, and updates on contingency plans for public health emergencies from the Corporation's various business units. The CSR Committee reviewed climate change, community investment and security issues as well as the Corporation's response to a number of federal and provincial regulatory initiatives.

The CSR Committee spent a significant amount of time at two meetings in 2008 discussing fatalities of two employees in November 2007 near Clearbrook, Wisconsin and one employee in March 2008 at Kerrobert, Saskatchewan.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      21

Management discussed the findings of the investigations into these incidents, additional safety training programs for employees and revisions to certain procedures.

The CSR Committee provided reports on all of these matters to the Board. The CSR Committee also helped plan the Board's September 2008 site tour of various US pipeline construction projects.

Within the scope of its mandate, the CSR Committee oversees the annual production of the Corporation's CSR Report, which outlines Enbridge's commitment to CSR and its economic, environmental and social impacts on the communities in which it operates. Enbridge's continued commitment to CSR, and the CSR Committee's encouragement of CSR initiatives, have earned the company significant positive recognition in recent years including the following awards in 2008:

  •   Canada's Top 100 Employers;

  •   Corporate Knights 50 Best Corporate Citizens in Canada;

  •   Conference Board of Canada Carbon Disclosure Leadership Index (Top Ten);

  •   Dow Jones Sustainability Index, North America;

  •   Designated as Environmental Leader by Caisses Desjardins;

  •   UN Global Compact Award for Outstanding CSR Performance; and

  •   CSR Gold Level Reporter for GHG Reporting.

Additional awards, as well as details about the Corporation's economic, environmental and social performance, are outlined in the CSR Report, which is available on the Corporation's website at www.enbridge.com.

In November 2008, the CSR Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The CSR Committee members are satisfied that the mandate is appropriate, and that the CSR Committee met its Terms of Reference in 2008.

GOVERNANCE COMMITTEE REPORT

Chair:  George K. Petty
 Members:  David A. Arledge, James J. Blanchard, J. Herb England, David A. Leslie and Dan C. Tutcher

Consisting of five independent Directors and one non-independent Director, the Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, Management and employees of the Corporation.

The Governance Committee is responsible for recommendations to the Board concerning the overall governance of the Corporation. Included in its Terms of Reference is the responsibility to review the Terms of Reference for the various Board Committees, recommend the nomination of Directors to the Board and to Board Committees, develop the Corporation's approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation's response to those guidelines.

In addition, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, Board Committees and Management. This includes the assessment of the performance of the Board as a whole, Board Committees and the Chairman of the Board, as well as reviewing the contributions of individual Directors. The Governance Committee also takes steps to ensure that the Board functions independently of Management.

One of the Governance Committee's objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its Shareholders in respect of the Corporation's business and strategic plans. The Governance Committee sets guidelines that include criteria to add directors who possess relevant and/or senior management expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of Directors. In late 2007 and early 2008, the Governance Committee retained Mercer (Canada) Ltd. ("Mercer") to review directors' compensation against that of peer companies. Total fees paid to Mercer for that review, including research with respect to director's compensation of comparable companies to several of Enbridge's affiliates was $24,700. Following that review, the Governance Committee recommended increases in the retainers for the Directors, the Chairs of two committees and the Chairman of the Board. In 2008, the Governance Committee met four times and during those meetings, reviewed compliance with the Statement on Business Conduct, reviewed corporate governance disclosure, reviewed the Board Committee, Board and individual Director evaluation processes and reviewed directors' and officers' liability issues including insurance. The Committee also reviewed corporate governance issues relating to the Corporation and several subsidiaries, recommended officer appointments and reviewed the Board and Board Committee meeting schedules. The Governance Committee reviewed the amount and forms of compensation of the Directors and recommended increases in Board, Chairman and Board Committee Chair retainers. The Governance Committee also

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considered issues relating to shareholder rights plans and recommended to Shareholders that the Corporation's Shareholders rights plan be re-confirmed, which was done at the 2008 Shareholders' meeting.

Enbridge has been recognized by a number of organizations for its commitment to strong governance principles. In December 2008, Enbridge was advised by Governance Metrics International ("GMI") that it was one of 43 companies, out of a total of 4,196 rated, that had received a global rating of 10.0, the highest rating assigned. GMI congratulated Enbridge for maintaining what they viewed as "best in class" corporate governance standards.

The Governance Committee also spent a significant amount of time in 2008 on Board succession and the recruitment of new directors. Reports on all of these matters were provided to the Board.

In November 2008, the Governance Committee reviewed its mandate, as set forth in its Terms of Reference and its performance. The members of the Governance Committee are satisfied with the appropriateness of the mandate and that the Governance Committee met its Terms of Reference in 2008.

HRC COMMITTEE REPORT

Chair:  Charles E. Shultz
 Members:  David A. Arledge, J. Lorne Braithwaite and Robert W. Martin

Consisting of four independent Directors, the HRC Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executive officers, senior management and the broader employee population of the Corporation. This encompasses compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. In addition the HRC Committee determines and recommends to the Board the total compensation of the Chief Executive Officer based on the responsibilities, objectives and performance which are evaluated on an annual basis.

In 2008, the HRC Committee met five times and during those meetings, performed its responsibilities as referred to above. The HRC Committee evaluated the performance of the Chief Executive Officer and approved all aspects of his compensation, including his short-term incentive award relating to 2007, his base salary for 2008 and long-term incentive awards. The HRC Committee also received the Chief Executive Officer's performance and compensation recommendations for the other named executive officers including the various elements of their compensation. Competitive analysis and an assessment of organizational performance on key performance indicators were also reviewed in approving compensation changes and awards. The HRC Committee approved the short-term incentive plan target for 2008 and the earnings per share target for the 2008 performance stock unit grant. The HRC Committee ratified new officer appointments and approved a performance stock option grant for Mr. A. Monaco in relation to his appointment to the position of Executive Vice President, Major Projects. The HRC Committee requested research on alternatives to effectively manage the share reserve under the stock option plans and approved the implementation of share settled stock option procedures. The HRC Committee approved plans for the treatment of long-term incentives and severance approaches in the event of organizational changes that were not addressed in existing policies and plans. Finally, the HRC Committee provided oversight to the strategies and programs designed to attract, develop and retain employees, recognizing Enbridge's significant growth plans and the challenging labour markets in which it operates.

In 2008, Enbridge was recognized for its human resources practices by being named one of Canada's Top 100 Employers for 2009 for the third consecutive year, one of Alberta's Top 100 Employers for 2009, one of Canada's Best Diversity Employers and one of Canada's Best Employers for New Canadians.

In November 2008, the HRC Committee reviewed its mandate, as set out in its Terms of Reference, and its performance. The members of the HRC Committee are satisfied with the appropriateness of the mandate and that it met its responsibilities in 2008.

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COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis describes Enbridge's executive compensation program for the year ended December 31, 2008. This program is used to motivate and reward the executives selected by the Board to lead the business. The compensation decisions are outlined for the President, the Chief Financial Officer, and the three most highly paid policy making executives, who are collectively referred to as the named executive officers ("NEOs"):

Mr. P.D. Daniel; President and Chief Executive Officer ("CEO");
Mr. J.R. Bird; Executive Vice President, Chief Financial Officer ("CFO") and Corporate Development;
Mr. S.J. Wuori; Executive Vice President, Liquids Pipelines;
Mr. S.J.J. Letwin; Executive Vice President, Gas Strategy and International; and
Mr. A. Monaco; Executive Vice President, Major Projects.

With an unprecedented $12 billion in expansion projects under construction or awaiting regulatory approval, Enbridge implemented a new organizational structure in early 2008 to separate major projects from the operating functions of the Corporation. On January 9, 2008, Mr. Monaco became Executive Vice President ("EVP"), Major Projects of Enbridge to lead the newly-created Major Projects business unit. The new business unit executes major projects once commercial viability is established. Mr. Wuori was appointed to the position of EVP, Liquids Pipelines focusing on operations and the successful integration of completed projects into the Enbridge system. At the same time, Mr. Bird was appointed EVP, CFO and Corporate Development of Enbridge.

EXECUTIVE SUMMARY

The HRC Committee has a pay-for-performance philosophy and programs that are aligned with Corporation and Shareholder interests. To attract and retain top talent, target total compensation is set around the median of the competitive market, and a significant portion of total direct compensation is dependent on actual performance measured against short and longer-term performance goals of the Corporation approved by the Board.

In 2008, the HRC Committee determined each NEO's compensation based on market information provided by its independent compensation advisor, Mercer, performance relative to goals established at the beginning of the year, and absolute and relative performance on key performance indicators ("KPIs"). The KPIs include market-based and earnings-based metrics which are measured over the most recent one, three, five and ten-year periods. Relative performance on the KPIs is compared to the peer group currently used in the performance stock unit plan.

In 2008, Enbridge delivered solid performance that was evidenced by its return on equity ("ROE") performance of 12.3% compared to a target, set for compensation purposes, of 11.5% (based on adjusted earnings). Many factors contributed to this result, including strong earnings performance and the well-timed and executed sale of Enbridge's interest in Compania Logistica de Hidrocarburos CLH ("CLH"). Total shareholder return ("TSR") and dividend/share growth performance, relative to the Standard & Poor's ("S&P")/TSX 60 and the S&P/TSX Composite indices as well as a selected peer group, ranged between median and top quartile in the short and longer-term.

The financial strength of the Corporation that has been cultivated under the current executive team enabled Enbridge to maintain sufficient liquidity and financial flexibility to continue delivering on its growth plans during unprecedented economic conditions. Enbridge advanced the development of new infrastructure in 2008 through thirteen construction projects in various stages of completion, with no significant cost overruns or schedule slippage. Waupisoo Pipeline, the first completed pipeline in the current wave of projects underway, was brought into service in 2008 ahead of schedule and on budget. These successes have enabled an increase in the dividend which demonstrates Enbridge's commitment to deliver income and growth to its Shareholders even in turbulent financial times. The performance of all business units, measured by earnings performance relative to targets as well other metrics in the areas of safety, customer satisfaction, pipeline integrity and employee satisfaction, was at or above target.

Based on this performance, the HRC Committee approved 2008 NEO total compensation above the median. Specifically, base salaries were positioned at the median or higher end of the market to reflect the depth and breadth of skill in the current executive team. The short-term incentive plan paid out above target amounts based on 2008 performance at the corporate, business unit and individual levels. Consistent with prior year practices, performance stock units and incentive stock options were granted in February 2008. As of March 4, 2009 the options granted in 2008 are not "in-the-money". Payouts from the 2006 performance stock unit plan, which matured in December 2008, were at the maximum based on Enbridge's superior TSR performance relative to a specified peer group of companies.

Looking ahead to 2009, attraction and retention of critical talent, including executive expertise, remains a focus. The Board believes that the Corporation is well positioned to continue to execute on its strategic plan.

EXECUTIVE COMPENSATION

Compensation Philosophy

Enbridge's compensation philosophy is set by the HRC Committee and approved by the Board. It is designed to provide competitive total compensation that will enable the Board to attract and retain a highly capable executive team. The total

24      MANAGEMENT INFORMATION CIRCULAR

compensation program is structured to align short-term, medium-term and longer-term actions of senior management with the Corporation's business strategy and with the interests of its Shareholders.

Elements of Total Compensation

Element	Purpose

Base Salary	Provide a fixed level of compensation for performing day-to-day responsibilities, competency and for attraction and retention.

Short-term Incentive	Provide a competitive, performance-based cash award based on pre-determined corporate, business unit and individual goals that measure the execution of the business strategy over a one-year period.

Longer-term Incentives	Recognize longer-term contributions and provide a competitive, performance-based component of compensation through performance stock units, performance-based stock options and incentive stock options; facilitate attraction and retention; and align long-term compensation with Shareholder value creation.

Benefits	Provide security pertaining to health and welfare risks in a flexible manner to meet individual needs.

Savings Plan	Promote share ownership and provide the opportunity to save additional funds either for retirement or to achieve other financial goals.

Pension Plan	Provide a competitive retirement benefit.

Perquisites	Provide a competitive allowance to offset expenses largely related to the executive's role.

Employment Agreements	Provide specific total compensation terms in situations of involuntary termination or change of control.

Collectively, the total compensation package for NEOs provides fixed and performance-based remuneration that is at or above the median of specified comparator groups. The fixed elements provide the basis to attract and retain key talent, while the performance-based components enable the Board to create a strong linkage to earnings growth and share price appreciation.

Competitive Positioning Commitment

Total compensation for the NEOs is benchmarked against a North American comparator group that consists of the following companies:

Canadian Comparator Companies	US Comparator Companies

Agrium Inc.	Ameren Corp.
Atco Ltd.	Centerpoint Energy Inc.
Canadian National Railway Company	DTE Energy Co.
Canadian Pacific Railway Ltd.	El Paso Corp.
Husky Energy Inc.	Nisource Inc.
Nexen Inc.	OGE Energy Corp.
Petro-Canada	Oneok Inc.
SNC-Lavalin Group Inc.	Xcel Energy Inc.
Suncor Energy Inc.	PG&E Corp.
Talisman Energy Inc.	PPL Corp.
Teck Cominco Ltd.	Questar Corp.
TELUS Corp.	Sempra Energy
TransAlta Corp.	Spectra Energy Corp.
TransCanada Corp.	Williams Cos Inc.

The Canadian comparator companies are a selection of large pipeline, energy, utility and broader industrial companies of reasonably comparable size that reflect the broad Canadian business landscape in which Enbridge operates. Because of the greater size and depth of the US energy sector, the US comparator group is a more focused selection of oil and gas storage and transportation companies and utility companies. The size of Enbridge compared to the Canadian and US comparator companies, based on revenue, total assets, number of employees and market capitalization is as follows:

Enbridge Percentile Ranking Relative To Comparator Group
Measure	Canadian	US

Revenue	Above p75	Between p50 and p75

Total Assets	Between p50 and p75	Below p25

Number of Employees	Between p25 and p50	Between p25 and p50

Market Capitalization[1]	Between p50 and p75	Above p75

Note:

1
As at December 31, 2008.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      25

The HRC Committee compares the base salary, short and longer-term incentive levels for the NEOs to the compensation for executives in similar positions in the two comparator groups. The emphasis on the Canadian or US comparator group varies depending on the position:

NEO	Canadian	US

P.D. Daniel President and CEO	50%	50%

J. R. Bird EVP, CFO and Corporate Development	80%	20%

S.J. Wuori EVP, Liquids Pipelines	80%	20%

S.J.J. Letwin EVP, Gas Strategy and International	20%	80%

A. Monaco EVP, Major Projects	80%	20%

All Canadian-based EVP roles are weighted more heavily towards Canada, whereas the US-based EVP Gas Strategy and International role is weighted more heavily towards the US. The CEO has equal weighting for Canada and US, reflecting the North American scope and focus of the role.

The target market position for the total compensation programs is the 50th percentile. Base salaries are established relative to the market taking into consideration skill, competencies and experience as well as retention considerations. Short and longer-term incentive awards are linked to base salary levels and may vary with individual performance.

Annual Compensation Decision Making Process

Each year, the Board and CEO establish objectives for the upcoming year that include financial objectives as well as other key priorities. Performance relative to the objectives is reviewed at the end of the year. The CEO completes a self assessment and his performance is reviewed with the Chairman of the Board and with the Chair of the HRC Committee. Based on those evaluations, the HRC Committee recommends to the Board in February of each year the CEO's base salary and short and longer-term incentive awards. In making these decisions, the HRC Committee is provided the award calculations based on the approved programs and also takes into consideration market information compiled by Mercer, KPI results, "tally sheets" that quantify historical total compensation and potential benefits under various termination and performance scenarios, as well as qualitative factors, such as the business environment in which the results were achieved. The HRC Committee recommends the CEO's compensation to the Board.

The CEO follows a similar process for the other NEOs. Each NEO completes a self assessment. The CEO documents each NEO's performance during the year, detailing accomplishments, areas of strength and areas for development. The CEO also reviews the compensation data provided by Mercer and makes a recommendation to the HRC Committee on each NEO's base salary and short and longer-term incentive awards. The HRC Committee reviews the performance and compensation recommendations with the CEO. Compensation recommendations for the direct reports of the CEO are approved by the HRC Committee.

Compensation Consultant

Enbridge and the HRC Committee engaged Mercer, an independent compensation advisor, during 2008 to provide analysis and advice on compensation matters. The following table provides a breakdown of services provided and fees paid during 2008:

Nature of Work	Approximate Fees ($)

Support to the Board	258,000

Support to Management on Compensation Matters	49,000

Actuarial, Benefits and Other Services	1,669,000

Total	1,976,000

The decisions made by the HRC Committee are the responsibility of the HRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

26      MANAGEMENT INFORMATION CIRCULAR

COMPENSATION PROGRAMS AND 2008 COMPENSATION DECISIONS

Base Pay

Base pay reflects a balance of market conditions, role, individual competency, and attraction and retention considerations. As of December 31, 2007 and 2008, NEO base salaries were as follows:

NEO	2007 ($)	Increase (%)	2008 ($)

P.D. Daniel	1,125,000	6.7	1,200,000

J. R. Bird	510,000	5.9	540,000

S.J. Wuori	535,000	6.0	567,000

S.J.J. Letwin[1]	526,750	5.2	554,320

A. Monaco	300,000	33.3	400,000

Note:

1
Mr. Letwin's 2007 base pay of US$490,000 was converted to $CA using an average 2007 exchange rate of US$1 = CA$1.0750. His 2008 base pay of US$520,000 was converted to $CA using an average 2008 exchange rate of US$1 = CA$1.066.

2008 base salary increases for all NEOs except Mr. Monaco, were awarded primarily based on competitive considerations. The base salary increase of 33% for Mr. Monaco reflected the change in responsibility associated with his appointment to EVP, Major Projects effective January 9, 2008.

Short-term Incentives

The short-term incentive ("STI") plan ("STI Plan") is designed to incent and reward the achievement of goals that are aligned with the annual business plan.

STI Opportunity and 2008 Awards

The target STI opportunity, which is expressed as a percentage of base salary, reflects the level of responsibility and competitive practice. Actual incentive awards are based on performance relative to goals and can range from zero to two times the target STI opportunity. Performance is measured in three areas: corporate, business unit and individual. The following outlines the target STI opportunity and 2008 awards:

					STI Opportunity and Awards By Performance Area[1]
					Corporate		Business Unit		Individual
NEO	Total Target STI Opportunity (%)	Total STI Opportunity Range (%)	2008 Total STI Award[2] (%)	2008 Total STI Award ($)	Target (%)	2008 Award (%)	Target (%)	2008 Award (%)	Target (%)	2008 Award (%)

P.D. Daniel	75	0 - 150	167	2,000,000	60	104	n/a	–	15	47

J. R. Bird			111	600,000	35	61	n/a	–	15	41

S.J. Wuori			92	520,000		61		10		12

S.J.J. Letwin	50	0 - 100	102	643,985	35	61	7.5	11	7.5	21

A. Monaco			96	385,000		61		12		14

Note:

1
All values, unless noted, are expressed as a percentage of December 31, 2008 base salary.

2
The difference between the "2008 Total STI Award (%)" and the sum of the "2008 Award (%)" for corporate, business unit and individual performance represents the discretion exercised by the HRC Committee.

Actual performance relative to goals in each performance area is reflected on a scale of zero to two: zero indicates performance was below threshold levels, one indicates goals were achieved, and two indicates performance was exceptional. Based on this, STI awards are calculated as follows:

Corporate Target Incentive Opportunity × (0 - 2)
+	Business Unit Target Incentive Opportunity × (0 - 2) (where applicable)
+	Individual Target Incentive Opportunity × (0 - 2)

=	STI Award (expressed as a % of base salary)

The calculated STI award may be adjusted at the discretion of the CEO (for his direct reports) and the HRC Committee (for the CEO). The HRC Committee may exercise discretion to change or waive the eligibility criteria, performance measures and the levels of target and maximum awards where it deems reasonable to do so.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      27

Performance Measures

Corporate performance is measured by ROE. This metric reflects the overall success in bringing new investments into service and managing existing investments to generate earnings in the best interests of the Corporation and its Shareholders. The ROE metric is applicable to all NEOs and represents a significant component of his/her individual STI awards.

The annual ROE target, which is approved by the Board, is established with reference to longer-term objectives to achieve superior earnings growth and total returns. Actual ROE performance is based on adjusted earnings. Adjustments may include items such as dilution gains and changes in accounting practices to ensure the results are a fair reflection of performance. The 2008 ROE target was 11.5% and actual ROE was 12.3%. Adjustments to earnings included dilution and mark-to-market gains. The financial gain from the sale of CLH was excluded from earnings for STI purposes. The corporate performance multiplier was 1.74 out of 2.0. In addition to the calculated result, the Board considered the outstanding performance of Enbridge in 2008 which was demonstrated in the following ways:

  •   Enbridge was one of the ten best performing stocks on the TSX 60 for 2008;

  •   the well-timed and executed sale of Enbridge's interest in CLH helped to strengthen the balance sheet prior to the deterioration of the financial markets;

  •   Management executed two successful debt issuances in uncertain financial markets and implemented a foreign exchange hedging program that it believes will bring stability to 2009 earnings; and

  •   Management arranged the project financing of Major Project's Southern Lights Project in a challenging financial environment.

On the basis of strong 2008 performance, which will provide the liquidity and financial flexibility to continue execution of Enbridge's growth plans, the Board exercised its discretion and approved an incremental amount of approximately $380,000 of short-term compensation that was allocated among the NEOs.

Business unit performance measures vary to reflect the annual business plans and operations that each NEO is accountable for. Performance is measured against targets that are established at the beginning of the year. The following summary outlines the performance measures for each business unit and the impact on the STI award for each NEO:

NEO/Business Unit	Target STI Award[1] (%)	Actual STI Award[1] (%)	Business Unit Performance Measures	2008 Performance Relative to Target

S. J. Wuori Liquids Pipelines	7.5	10	Consolidated performance of operations measured against targets covering financial, safety, system integrity, customer satisfaction, employee satisfaction and business development areas.	Exceeded

S. J. J. Letwin Gas Strategy and International	7.5	11	Adjusted earnings performance for the combined Gas Strategy and International portfolio including Gas Distribution & Services and Gas Pipelines.	Exceeded

A. Monaco Major Projects	7.5	12	Consolidated performance of all major projects measured against targets covering cost, schedule, compliance and safety of as well as adherence to process controls.	Exceeded

Note:

1
Target STI award related to business unit performance, expressed as a % of base salary.

Individual performance is measured by objectives established at the start of the year by each NEO. The HRC Committee established the CEO's objectives taking into consideration Enbridge's financial and strategic priorities.

Mr. Daniel's 2008 individual performance was measured by his accomplishments in successfully leading the organization through a challenging year. At the start of 2008, Mr. Daniel undertook a re-organization and created the Major Projects business unit to enable greater focus on both the project and operation aspects of the business. Waipisoo Pipeline and Stage 1 of the Southern Access Expansion were completed with clear progress on the remaining projects underway being "on track".

Under Mr. Daniel's leadership, Enbridge delivered strong financial performance and undertook several steps to ensure the financial liquidity and capacity necessary to support the Corporation's growth agenda and capitalize on future opportunities. These steps included the well-timed sale of CLH, implementing a risk management program and new debt issuances with favorable terms, despite the turbulent financial markets.

Mr. Daniel affirmed the priority of alternative and emerging technologies, with the leadership of the Alberta Saline Aquifer Project, the completion of the 190 megawatt wind farm in Kincardine, Ontario and the launch of the world's first hybrid fuel cell power plant.

28      MANAGEMENT INFORMATION CIRCULAR

Overall, 2008 was a very successful year for Enbridge and the HRC Committee considers this a reflection of Mr. Daniel's leadership during his tenure and as well his strong performance in the current year. Mr. Daniel's individual performance against objectives was rated "exceeded".

Similarly, each NEO established individual objectives at the start of the year based on areas of strategic and operational emphasis related to his respective portfolio, development of succession candidates, employee engagement, community involvement and leadership.

Longer-term Incentives

Enbridge has three longer-term incentive ("LTI") programs that the NEOs participate in: a performance stock unit ("PSU") plan ("PSU Plan"), a performance-based stock option ("PBSO") plan ("PBSO Plan") and an incentive stock option ("ISO") plan ("ISO Plan"). Enbridge also has a restricted stock unit ("RSU") plan that is designed to enhance retention of management-level employees. RSUs are not typically extended to NEOs. None of the NEOs have been granted RSUs.

The combination of LTI programs delivered to the NEOs creates alignment with Shareholder interests beyond the annual business cycle. The LTI vehicles delivered to the NEOs balance medium and longer-term interests through varied terms: three years for PSUs, eight years for PBSOs, and ten years for ISOs. As well, 70% of the annual LTI value granted to all NEOs is contingent on meeting performance criteria: PBSOs share price targets and PSU performance measures. These measures ensure the NEOs focus on creating value over the medium to longer-term and align NEO interests with those of Shareholders.

The total target LTI opportunity, expressed as a percentage of base salary, and the programs through which it is delivered, are as follows:

		Performance Vested Incentive Opportunity		Time Vested Incentive Opportunity (%)
	Total Target LTI Incentive Opportunity (%)
NEO		PBSO (%)	PSU (%)	ISO (%)

P.D. Daniel	250	100	75	75

J. R. Bird

S.J. Wuori

S.J.J. Letwin	150	60	45	45

A. Monaco

Actual award values, expressed as a percentage of base salary, may be zero to one and a half times the target LTI opportunity, based on individual performance history, succession potential, retention considerations and market competitiveness.

PSU Plan

The PSU Plan is a three-year performance-based unit plan. Performance measures and targets are established at the start of the term to reflect the mid-term objectives of the Corporation in the execution of the strategic plan. Achievement of the performance targets can decrease or increase the final award value in a range of zero to 200%. PSUs do not involve the issuance of any Enbridge Shares. Awards are granted annually and paid in cash at the end of the three-year term based on:

Number of Units Granted
+	Additional Units that Represent Reinvested Dividends had Enbridge Shares Been Issued Instead of Units;
×	Multiplier (0 - 2) Depending on the Performance Relative to Criteria Established at the Time of Grant;
×	The Market Value of an Enbridge Share at the End of the Term;

=	$ PSU Award

For 2008, two performance criteria, each weighted 50%, were established for the grant: Earnings per share ("EPS") and price to earnings ratio ("P/E Ratio"). EPS reflects Enbridge's commitment to its Shareholders to achieve earnings that meet or exceed industry growth rates. The EPS target was established to reflect performance that would be consistent with the average growth rate forecast of peer companies over a comparable time period. The EPS required to achieve a two multiplier (the maximum) would demonstrate achievement of the long-range strategic plan and a growth rate that is 50% or more than the forecast average of peer companies. Performance must at least meet 3% compound annual growth in EPS for a threshold payment, below which the multiplier would be zero. The multipliers are defined in 0.25 increments from zero to two with corresponding EPS levels.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      29

The second performance criterion is Enbridge's P/E Ratio relative to a selected comparator group of companies. Enbridge's P/E Ratio performance has historically been very strong, therefore performance below the median of the peer group results in a multiplier of zero, performance between the median and 75th percentile results in a multiplier of one and performance above the 75th percentile results in a multiplier of two. The following table presents the comparator group for the P/E Ratio.

P/E Ratio – Comparator Group of Companies

Oneok Inc.	TransCanada Corporation
Sempra Energy	Spectra Energy Corp.
PG&E Corp.	TransAlta Corp.
Centerpoint Energy Inc.	National Fuels Gas Corp.
Nisource Inc.	Canadian Utilities Limited
Ameren Corp.	Fortis Inc.
OGE Energy Corp.	Emera Inc.

This peer group of companies was selected because they are capital market competitors, similar in risk profile and in a comparable sector.

PBSO Plan

The PBSO Plan aligns the NEOs with Shareholder interests by tying vesting to the achievement of defined performance criteria. Exercisability, once performance targets are met, is also subject to time requirements. PBSOs are granted approximately every five years, have a term of eight years and become exercisable over a period of five years at a rate of 20% per year provided the performance criteria are met. The 2007 PBSO grant performance criteria must be met by February 2014.

PBSOs were most recently granted to NEOs in 2007. When Mr. A. Monaco was appointed to the executive team in 2008, he was granted PBSOs on a pro-rated basis under the same terms and conditions as the 2007 grant, except the exercise price, which was set based on the market price at the time of grant.

The performance criteria for the 2007 PBSOs are share price targets of CA$50 and CA$55. The approach used to determine the share price targets was determined from the long-range plan which is integrated with the strategic growth plans of the Corporation and historic industry P/E ratio information. This is the same approach used for the 2002 PBSO grant.

ISO Plan

The ISO Plan focuses NEOs on increasing Shareholder value over the long-term through share price appreciation. ISOs are granted annually to NEOs entitling them to acquire Enbridge Shares at a price defined at the time of grant. ISOs become exercisable over a period of four years at a rate of 25% per year. The term of the grant is ten years.

2008 LTI Awards

ISOs and PSUs are granted annually in February of each year, whereas the PBSOs are granted approximately every five years. Past grants are not considered in determining current grants. The 2008 LTI awards for the NEOs and their values expressed as a percentage of base salary at the time of the grant were as follows:

	2008 PSU Award		2008 ISO Award		2008 PBSO Award
NEO	Units #	Value (% of Base Salary)[1]	Options #	Value (% of Base Salary)[2]	Options #	Value (% of Base Salary)[3]

P.D. Daniel	30,000	103	212,000	117	–	–

J. R. Bird	9,000	68	60,000	73	–	–

S.J. Wuori	9,000	65	60,000	70	–	–

S.J.J. Letwin	9,000	72	60,000	71	–	–

A. Monaco[4]	7,000	68	45,000	70	250,000	290

Notes:

1
The grant date fair value ("GDFV") of the PSUs was CA$38.77 or US$38.94. Mr. Letwin's grant in US$ has been converted to CA$ using an exchange rate of US$1 = CA$0.9881. For more information on the value of the 2008 PSU see Note 1 under the heading "Summary Compensation Table" on page 32 of this Circular.

2
The GDFV of each ISO was CA$6.20 or CA$5.82. Mr. Letwin's grant in US$ has been converted to CA$ using an exchange rate of US$1 = CA$1.016. For more information on the value of the 2008 ISO see Note 2 under the heading "Summary Compensation Table" on page 32 of this Circular.

3
The GDFV of each PBSO was CA$4.65. For more information on the value of the 2008 PBSO see Note 2 under the heading "Summary Compensation Table" on page 32 of this Circular.

4
Mr. Monaco was granted PBSOs in respect of his appointment to EVP, Major Projects on January 9, 2008.

30      MANAGEMENT INFORMATION CIRCULAR

Pension

The NEOs participate in a defined benefit senior management pension plan ("SMPP") that provides an enhanced retirement income based on years of contribution. The pension plan was implemented in 2000, prior to which the NEOs participated in a defined benefit pension plan available to all employees, except Mr. Monaco who participated in a defined contribution pension plan for the years 1997 to 1999 inclusive. The SMPP benefit for NEOs is in addition to the defined benefit pension plan available to all employees.

Savings Plan

The Enbridge savings plan ("the Savings Plan") facilitates the purchase of Enbridge Shares by matching contributions. The Savings Plan promotes share ownership thereby further aligning NEO interests with those of the Shareholders. The Corporation matches the employee's contribution of 2.5% of base salary (5% in the US) toward the purchase of Enbridge Shares. There are fifteen investment options available, in addition to the purchase of Enbridge Shares, under the Savings Plan.

Perquisites

All NEOs receive a flexible perquisite allowance, which is a lump sum amount, paid annually. The amount varies by level and is reviewed periodically for competitiveness. The flexible perquisite allowance is intended to offset costs incurred by the NEO for expenses related to his/her position including owning and operating a vehicle, parking and recreational clubs. The perquisite allowance provides flexibility and value for NEOs while providing a mechanism to control costs and administer with relative ease.

In 2008, the NEOs were given a flexible perquisite allowance in the amount of $49,500 for Mr. Daniel, $35,000 for each of Messrs. Wuori, Bird and Letwin and $27,500 for Mr. Monaco. These levels are established in accordance with the flexible perquisite policy.

In addition to the flexible perquisite allowance, the NEOs are reimbursed up to 50% of expenses incurred for personal financial planning to a maximum of $10,000 for the CEO and $5,000 for all other NEOs.

Benefits

Enbridge provides a flexible benefit program for Canadian employees (including all NEOs except Mr. Letwin who is based in the US) where medical, dental and insurance benefits can be selected from a range of options to tailor coverage to meet the specific needs of the individuals and their families. Benefits provided to US employees, including S.J.J. Letwin, provide a range of coverage comparable to the Canadian plan. Both plans provide flexibility to the participant, minimum basic coverage with the opportunity for enhanced coverage where desired, at a level that is competitive and affordable.

The SMPP, Savings Plan, perquisites and benefit plans are reviewed on a regular basis by the HRC Committee. These are key elements of the total compensation package designed to provide competitive benefits and meet reasonable needs of the NEOs in their roles and upon retirement from the Corporation.

Employment Agreements

Employment agreements and other arrangements provide for benefits in the event of termination for any reason (other than cause), constructive dismissal or termination as a result of a change of control. The terms of these agreements are based on competitive practices. These agreements are designed to help deliver a comprehensive compensation package to enable Enbridge to attract and retain top executive talent.

Employment agreements are in place for all NEOs. For additional information, see the heading "Termination of Employment and Change of Control Arrangements" outlining the specific benefits on page 39 of this Circular.

SHARE OWNERSHIP GUIDELINES

Enbridge employs share ownership guidelines for all Enbridge officers, including the NEOs, to ensure they develop meaningful equity positions in the Corporation as a visible indicator of their alignment with Shareholders.

The following table summarizes targets and actual share ownership as a multiple of base salary for the NEOs as of December 31, 2008:

NEO	Target Share Ownership	Actual Share Ownership	Meets Requirements

P.D. Daniel	4x	11x	Yes

J.R. Bird	2x	9x	Yes

S.J. Wuori	2x	5x	Yes

S.J.J. Letwin	2x	4x	Yes

A. Monaco	2x	2x	Yes

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      31

Shares eligible to count toward the guidelines include Enbridge Shares that are personally held or held in the name of a spouse, dependent child or trust. Shares can be acquired through contributions to the Savings Plan or the exercise of ISOs. ISOs are not included in the determination of share ownership.

Share ownership is evaluated on a regular basis throughout the year based on the fair market value of the Enbridge Shares. Officers are expected to meet the share ownership guidelines within four years of assuming a role at this level. There are currently no holding requirements on equity awards.

PERFORMANCE GRAPH

The following chart compares Enbridge's five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 2003 with the cumulative returns of the S&P/TSX Composite Index for the five most recently completed financial years.

Enbridge vs. TSX Composite
Historical Return
Five Years Ended December 31, 2008

Note:

1
Total compensation is defined as the aggregate of base salary, STI awards and LTI awards at the time of grant, other compensation and annual pension compensatory value.

The trend shown by the performance graph above represents growth in the cumulative shareholder return from 2004 to 2008. Over the same five year period, total compensation received by the NEOs, in aggregate, increased 64% compared to the 73% increase in cumulative shareholder return.

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation paid or granted by the Corporation and its subsidiaries to the NEOs for each of the financial years ending December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Share- Based Awards[1] ($)	Option- Based Awards[2] ($)	Non-equity (Annual Incentive Plan) ($)	Pension Value[3] ($)	All other Compensation[4,5] ($)		Total Compensation ($)

P.D. Daniel President and CEO	2008 2007 2006	1,181,250 1,106,250 1,037,500	1,163,100 1,206,900 1,123,643	1,314,400 7,182,800 1,201,761	2,000,000 1,620,000 1,500,000	650,000 697,000 866,000	166,760 119,956 110,355	[6]	6,475,510 11,932,906 5,839,259

J. R. Bird EVP, CFO and Corporate Development	2008 2007 2006	532,500 503,750 476,250	348,930 362,070 303,492	372,000 2,340,300 324,093	600,000 500,000 500,000	321,000 294,000 346,000	61,121 59,107 51,869		2,235,551 4,059,227 2,001,704

S.J. Wuori EVP, Liquids Pipelines	2008 2007 2006	559,000 522,500 476,250	348,930 362,070 303,492	372,000 2,340,300 324,093	520,000 500,000 480,000	229,000 411,000 280,000	66,774 65,469 64,319		2,095,704 4,201,339 1,928,154

S.J.J. Letwin[7] EVP, Gas Strategy and International	2008 2007 2006	546,325 520,031 518,468	346,290 364,238 336,009	354,787 2,340,300 360,327	643,985 455,400 506,385	278,226 273,050 268,947	99,444 97,828 174,715	[8]	2,269,057 4,050,847 2,164,851

A. Monaco[9] EVP, Major Projects	2008 2007 2006	391,666 300,000 272,294	271,390 112,644 108,390	1,441,500 102,240 109,373	385,000 216,000 200,000	351,000 51,000 173,000	41,155 178,932 48,246	[10] [10]	2,881,711 960,816 911,303

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Notes:

1
Amounts in this column reflect the number of PSUs awarded multiplied by the GDFV of the award which is determined by the volume weighted average of an Enbridge Share on the TSX or the NYSE for twenty days prior to the grant date. The GDFV of Mr. Letwin's 2008 and 2007 grants were determined on the NYSE in US$ and have been converted to CA$. The GDFV used to determine the amounts in this column are outlined below:

Year	GDFV ($CA)	GDFV ($US)	Exchange Rate US$1 = $CA

2008	38.77	38.94	0.9881

2007	40.23	34.73	1.1653

2006	36.13	–	–

  The GDFV takes into account the notional dividends that are reinvested during the performance period. The GDFV of PSUs varies from the accounting value which is based on a mark-to-market valuation of an Enbridge Share at the end of each financial quarter, including notional dividends accrued. Particulars on the PSUs are set forth under the heading "PSU Plan" beginning on page 29 of this Circular.

2
Amounts in this column reflect the number of ISOs awarded multiplied by the GDFV. The GDFV for all ISO grants is determined using the Black-Scholes method. The GDFV for the 2007 and 2006 awards were calculated using a ten year term in the Black-Scholes calculation versus the accounting value which was based on a six and eight year expected life assumption, respectively. In 2008 Enbridge revised the approach to use the expected life of the ISO, which is six years, to determine the option value. The revised approach for the 2008 grant is consistent with the accounting value. The following outlines the GDFV assumptions as well as the accounting value for the 2008, 2007 and 2006 ISO grants:

	2008
			2007		2006
	GDFV/Accounting Value
				Accounting Value (CA$)		Accounting Value (CA$)
			GDFV (CA$)		GDFV (CA$)
Assumptions	US$	CA$

Expected Option Term in Years	6	6	10	6	10	8

Expected Volatility	19.9%	18.1%	18.1%	18.1%	18.8%	19.0%

Expected Dividend Yield	3.41%	3.32%	3.22%	3.22%	3.23%	3.23%

Risk Free Interest Rate	3.08%	3.61%	4.13%	4.11%	4.17%	4.16%

Exercise Price	$40.33	$40.42	$38.26	$38.26	$36.47	$36.47

ISO Value	$5.82	$6.20	$7.20	$6.16	$6.71	$6.28

  The GDFV of Mr. Letwin's 2008 ISO grant was determined on the NYSE in US$ and has been converted to CA$ using an exchange rate of US$1= CA$1.016. Amounts in this column also reflect the number of PBSOs awarded multiplied by the GDFV of the PBSO. The GDFV for both PBSO grants was determined using the Black-Scholes model to determine an option value which was then discounted based on a Monte Carlo simulation to reflect the share price targets that need to be attained in order for the PBSOs to vest. The GDFV varies from the accounting value. The following outlines the GDFV assumptions as well as the accounting value for the 2008 and 2007 PBSO grants:

	Black-Scholes Variables
	2008		2007
Assumptions	GDFV	Accounting Value	GDFV	Accounting Value

Expected Option Term in Years	5.5	8	8	8

Expected Volatility	18.1%	13.6%	18.6%	13.6%

Expected Dividend Yield	3.3%	3.32%	3.20%	3.57%

Risk Free Interest Rate	2.8%	3.75%	4.60%	4.38%

Exercise Price	$40.42	$40.42	$36.57	$36.57

Performance Discount	16%	–	16%	–

PBSO Value	$4.65	$4.82	$6.11	$3.40

  All PBSOs granted have been issued in CA$. Particulars of the PBSOs are set forth under the headings "PBSO Plan" on pages 30 and 37 of this Circular.

3
All the NEOs participate in the SMPP. The SMPP is described under the headings "Pension" and "Retirement Plan Benefits" beginning on pages 31 and 38 respectively, of this Circular.

4
Amounts in this column include the flexible perquisite allowance, excess flexible benefit credits paid to the NEO, the taxable benefit from loans by the Corporation (which were made prior to the enactment of the Sarbanes-Oxley Act), parking, relocation subsidies, financial counseling benefits and other incidental compensation.

5
In 2008, the NEOs were given a flexible perquisite allowance in the amount of $49,500 for Mr. Daniel, $35,000 for each of Messrs. Wuori, Bird and Letwin, and $27,500 for Mr. Monaco.

6
Amount includes an aviation benefit of $50,948.

7
During 2006, Mr. Letwin relocated to the US. His earnings from May 1, 2006 to December 31, 2006 have been converted to CA$ using an exchange rate of US$ = CA$1.1253. His US$ earnings have been converted to CA$ using an exchange rate of US$1 = CA$1.0750 (2007) andUS$1 = CA$1.066 (2008).

8
Amount includes a relocation subsidy of $87,211 (2006).

9
Mr. Monaco was President of Enbridge Gas Distribution Inc. from September 1, 2006 to January 8, 2008. Prior to that, he held other roles in the Corporation.

10
Amount includes a relocation subsidy of $153,483 (2007) and $24,627 (2006).

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      33

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the option-based awards and share-based awards held by each NEO as of December 31, 2008:

	Option-Based Awards					Share-Based Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options[1]	Units Grant Date	Number of Units That Have Not Vested (#)	Unit Maturity Date	Market or Payout Value of Units That Have Not Vested[2,3,4] (#)

P.D. Daniel	19-Feb-08	212,000	40.42	19-Feb-18	–	01-Jan-08	30,972	31-Dec-10	765,783
	15-Aug-07	1,000,000	36.57	15-Feb-14	2,990,000	01-Jan-07	32,019	31-Dec-09	791,681
	09-Feb-07	149,000	38.26	09-Feb-17	193,700
	13-Feb-06	179,100	36.47	13-Feb-16	553,419
	03-Feb-05	170,000	31.68	03-Feb-15	1,339,600
	04-Feb-04	131,800	25.72	04-Feb-14	1,824,112
	06-Feb-03	150,000	20.83	06-Feb-13	2,810,250
	16-Sep-02	600,000	23.15	16-Sep-10	9,846,000
	05-Feb-02	120,000	21.85	05-Feb-12	2,125,200
	21-Feb-01	120,000	19.10	21-Feb-11	2,455,200
	23-Feb-00	37,500	13.35	23-Feb-10	982,875

J.R. Bird	19-Feb-08	60,000	40.42	19-Feb-18	–	01-Jan-08	9,292	31-Dec-10	229,735
	15-Aug-07	330,000	36.57	15-Feb-14	986,700	01-Jan-07	9,606	31-Dec-09	237,504
	09-Feb-07	45,000	38.26	09-Feb-17	58,500
	13-Feb-06	48,300	36.47	13-Feb-16	149,247
	03-Feb-05	41,400	31.68	03-Feb-15	326,232
	04-Feb-04	33,400	25.72	04-Feb-14	462,256
	06-Feb-03	40,000	20.83	06-Feb-13	749,400
	16-Sep-02	200,000	23.15	16-Sep-10	3,282,000

S.J. Wuori	19-Feb-08	60,000	40.42	19-Feb-18	–	01-Jan-08	9,292	31-Dec-10	229,735
	15-Aug-07	330,000	36.57	15-Feb-14	986,700	01-Jan-07	9,606	31-Dec-09	237,504
	09-Feb-07	45,000	38.26	09-Feb-17	58,500
	13-Feb-06	48,300	36.47	13-Feb-16	149,247
	03-Feb-05	45,800	31.68	03-Feb-15	360,904
	04-Feb-04	39,000	25.72	04-Feb-14	539,760
	06-Feb-03	80,000	20.83	06-Feb-13	1,498,800
	16-Sep-02	100,000	23.15	16-Sep-10	1,641,000
	05-Feb-02	80,000	21.85	05-Feb-12	1,416,800

S.J.J. Letwin[5]	19-Feb-08	60,000	40.33	19-Feb-18	–	01-Jan-08	9,295	31-Dec-10	231,004
	15-Aug-07	330,000	36.57	15-Feb-14	986,700	01-Jan-07	9,609	31-Dec-09	238,806
	09-Feb-07	45,000	38.26	09-Feb-17	58,500
	13-Feb-06	53,700	36.47	13-Feb-16	165,933
	03-Feb-05	13,100	31.68	03-Feb-15	103,228

A. Monaco	19-Feb-08	45,000	40.42	19-Feb-18	–	01-Jan-08	7,227	31-Dec-10	178,683
	19-Feb-08	250,000	40.42	19-Feb-18	–	01-Jan-07	2,988	31-Dec-09	73,890
	09-Feb-07	14,200	38.26	09-Feb-17	18,460
	13-Feb-06	16,300	36.47	13-Feb-16	50,367
	03-Feb-05	18,800	31.68	03-Feb-15	148,144
	04-Feb-04	27,400	25.72	04-Feb-14	379,216
	06-Feb-03	24,000	20.83	06-Feb-13	449,640
	05-Feb-02	12,000	21.85	05-Feb-12	212,520
	21-Feb-01	12,000	19.10	21-Feb-11	245,520
	23-Feb-00	4,000	13.35	23-Feb-10	104,840
	17-Jun-99	16,000	17.25	17-Jun-09	356,960

Notes:

1
The value of the unexercised in-the-money ISOs and PBSOs is based on the closing price of the Enbridge Shares on the TSX on December 31, 2008 ($39.56).

2
The market value of the PSUs that have not vested is calculated by the number of units granted plus the number of units credited in lieu of reinvested dividends multiplied by the threshold performance multiplier and the closing price of Enbridge Shares on the TSX on December 31, 2008 ($39.56).

3
The threshold performance multiplier for the January 1, 2007 and January 1, 2008 PSU grant is, 0.625 which is determined by meeting a minimum EPS threshold (50%) and a relative P/E Ratio ranking of at least 50th percentile (50%).

4
The price of Enbridge Shares on December 31, 2008 was CA$39.56 and US$32.47.

5
2007 and 2008 PSUs held by Mr. Letwin were granted in US$. The value of these units which have not vested is converted to CA$ using an exchange rate of US$1 = CA$1.2246.

34      MANAGEMENT INFORMATION CIRCULAR

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the information regarding ISO, PBSO, PSU and STI awards that vested or were paid out during the financial year ended December 31, 2008.

NEO	Option-Based Awards Value Vested During the Year[1] ($)	Share-Based Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)

P.D. Daniel	1,117,736	2,647,726	2,000,000

J.R. Bird	286,538	715,141	600,000

S.J. Wuori	316,657	715,141	520,000

S.J.J. Letwin[4]	354,861	791,764	643,985

A. Monaco	165,822	255,408	385,000

Notes:

1
Option-based award calculations for grants in which a portion vested in 2008 are based on the following information:

Grant Date	Grant Price ($)	2008 Vest Date	Market Price on 2008 Vest Date ($)

09-Feb-2007	38.26	09-Feb-2008	40.46

13-Feb-2006	36.47	13-Feb-2008	40.54

03-Feb-2005	31.68	03-Feb-2008	40.39

04-Feb 2004	25.72	04-Feb 2008	40.39

2
The 2006 PSU grant matured December 31, 2008. The performance multiplier was 2.0 based on Enbridge's TSR relative to a group of peer companies defined at the beginning of the performance period. The final Enbridge Share price was CA$38.65 based on the weighted average share price of an Enbridge Share on the TSX for the twenty trading days prior to maturity.

3
STI awards were based on corporate and business unit performance at an "Exceeds" rating. Individual performance varied. The HRC Committee approved additional monies for exceptional corporate performance.

4
Mr. Letwin's STI award of US$530,000 was converted to CA$ using an exchange rate of US$1 = CA$1.2151.

Shares Used for Purposes of Equity Compensation

Options are issued under the ISO Plan and PBSO Plan that were established in 2007. Options also remain outstanding under the ISO Plan established in 2002 ("ISO Plan 2002"). The following table sets forth information regarding Enbridge Shares reserved as of December 31, 2008 for purposes of equity compensation:

Plan[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)

ISO and PBSO Plans	5,224,800	$39.67	11,275,200

ISO Plan 2002	9,164,197	$27.38	–

Note:

1
These plans have been approved by the Shareholders.

STOCK OPTIONS

ISO Plan and PBSO Plan Common Features

Shares Reserved

The total number of Enbridge Shares reserved for issuance under the ISO Plan and the PBSO Plan (the "Stock Option Plans") may not exceed in the aggregate 16,500,000 Enbridge Shares, representing approximately 4.4% of the issued and outstanding Enbridge Shares as of March 4, 2009.

Restrictions on Enbridge Shares Reserved

Each of the Stock Option Plans restrict the number of Enbridge Shares reserved for issuance as follows:

  (a)
  the total number of Enbridge Shares reserved for issuance to any one participant under all security based compensation arrangements shall not exceed 5% of the number of Enbridge Shares outstanding at the time of reservation;

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      35

  (b)
  the total number of Enbridge Shares reserved for issuance to insiders under all security based compensation arrangements of the Corporation shall not exceed 10% of the number of Enbridge Shares outstanding at the time of reservation;

  (c)
  the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider's associates under all security based compensation arrangements of the Corporation within any one-year period shall not exceed 10% and 5%, respectively, of the number of Enbridge Shares outstanding at the time of issuance (excluding any other Enbridge Shares issued under all security based compensation arrangements during such one-year period); and

  (d)
  in the case of grants of inducement options to new employees by the CEO, the number of inducement options granted shall not exceed the lesser of the amount provided for in the HRC Committee policies, and 2% of the number of Enbridge Shares (on a non-diluted basis) outstanding at the time of the grant.

The maximum number of Enbridge Shares that may be issued to designated employees of the Corporation's US subsidiaries as incentive stock options within the meaning of the United States Internal Revenue Code (the "Code") under each of the Stock Option Plans shall not be greater than 2,000,000, which number is included in the aggregate 16,500,000 Enbridge Shares reserved for the Stock Option Plans.

No US incentive stock option (within the meaning of the Code) may be granted under the Stock Option Plans to any employee who, at the time the stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of his/her employer corporation or of its parent or subsidiary corporations unless the grant price is at least 110% of the fair market value of the Enbridge Shares subject thereto, and the US incentive stock option is not exercisable after the expiration of five years from the date it was granted.

No incentive stock option will be granted to a US designated employee, if as a result of the grant, the aggregate fair market value of the Enbridge Shares covered by all the US incentive stock options under a Stock Option Plan, which are or will become exercisable for the first time by the designated employee during any calendar year, exceeds US$100,000, or such amount as shall be set out in the Code.

Share Settled Options

A participant upon exercise of an option may receive Enbridge Shares having a fair market value equal to the "in-the-money" value of the option at the time it is exercised. In that case, the number of Enbridge Shares issued to the participant and not the number of underlying Enbridge Shares reserved for issuance under the option will be deducted from the Stock Option Plans.

Transferability and Assignability

No ISOs or PBSOs are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.

Amendments

Subject to regulatory approvals, the Board may amend each of the Stock Option Plans in whole or in part. Shareholder approval is required for changes to the maximum number of Enbridge Shares that can be issued under the Stock Option Plans, a reduction in the grant price of any options, cancellation or reissuance of options at a lower grant price, the extension of the term of any option beyond ten years, any change allowing other than full time employees to be participants or any change allowing assignment of the options except by will or the laws of descent and distribution.

Amendment of Stock Option Plans

The ISO Plan and PBSO Plan were amended by the Board in 2008 to specifically permit a participant, upon exercise of options, to choose to receive Enbridge Shares having a fair market value equal to the 'in-the-money" value of the option at the time it is exercised. Previously a participant was only permitted to make that choice if approved by the Board. Under the terms of the Stock Option Plans, this amendment did not require approval of the Shareholders.

Issued and Outstanding

To date, 34,793,970 options have been granted under all of Enbridge's stock option plans (including those plans in place prior to the ISO 2002 and the ISO Plan). As at March 4, 2009, 9,074,217 options are outstanding under the ISO Plan 2002 (and prior plans) and 8,247,350 options are outstanding under the ISO Plan, which in aggregate represent 4.6% of the Enbridge Shares outstanding as at that date.

ISO Plan

ISOs are now granted under the ISO Plan. No further ISOs will be granted under the ISO Plan 2002.

The HRC Committee may, subject to the approval of the Board, grant ISOs to selected employees, including the NEOs. ISOs are typically granted in February each year to eligible members of senior management. The exercise price of an option is the weighted average trading price of an Enbridge Share on the TSX or NYSE for the last five trading days prior to the grant date. If the grant is approved during a trading blackout period, the grant date is no earlier than the sixth

36      MANAGEMENT INFORMATION CIRCULAR

trading day after the trading blackout period ends. The Corporation does not engage in stock option backdating. Stock options are infrequently granted to select new executives at time of hire, however, if there are, stock options are normally granted on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

ISOs vest in equal installments over a four-year period. The maximum term of an option is 10 years, but the term may be reduced if the holder leaves the Corporation earlier.

Termination Provisions of ISO Plans

The following summarizes the key termination provisions in the ISO Plan and ISO Plan 2002.

Termination Circumstance	Provision

Voluntary	Vested ISOs are exercisable until the earlier of 30 days from the date of termination and the expiry of the ISO term.

Involuntary For Cause	ISO Plan – All ISOs are cancelled on the date of termination. ISO Plan 2002 – Vested ISOs are exercisable until the earlier of 30 days from the date of termination and the expiry of the ISO term.

Involuntary Not For Cause	ISO Plan – Vested ISOs are exercisable until the earlier of 30 days following expiration of any notice period and the expiry of the ISO term. Unvested ISOs continue to vest and are exercisable until the earlier of 30 days following expiry of any notice period and the expiry of the ISO term.
ISO Plan 2002 – Vested ISOs are exercisable until the earlier of 30 days from the date of termination and the expiry of the ISO term.

Death	All ISOs vest and are exercisable until the earlier of twelve months from the date of death and the expiry of the ISO term.

Retirement	ISOs continue to vest. ISOs that are vested or become vested are exercisable until the earlier of three years from the date of retirement and the expiry of the ISO term.

Disability	ISO Plan – ISOs continue in accordance with the regular provisions of the plan.
ISO Plan 2002 – ISOs continue to vest. Vested ISOs are exercisable until the earlier of three years from the date of disability and the expiry of the ISO term.

Change In Control and Other Types of Reorganization	ISO Plan – On a change of control ISOs vest on a date determined by the HRC Committee prior to the change of control. For other types of reorganizations, ISOs are to be assumed by the successor company and, if not assumed, will vest and value will be paid in cash.
ISO Plan 2002 – ISOs are to be assumed by the successor company and, if not assumed, will vest and value will be paid in cash.

ISOs are granted to both Canadian and US employees. ISOs granted to US employees may be in qualified or non qualified form, within the meaning and requirements of the Code.

PBSO Plan

PBSOs are granted under the PBSO plan. No further PBSOs will be granted under the ISO Plan 2002. The HRC Committee may, subject to the approval of the Board, grant PBSOs to selected employees, including the NEOs.

PBSOs provide the opportunity to acquire Enbridge Shares at the exercise price, defined at the time of grant, when both the time and performance requirements are met. PBSOs are time vested 20% annually over five years. The performance requirements are two specific share price hurdles. If performance requirements are achieved within a defined number of years of the initial grant date, the term of the PBSOs will extend to eight years. PBSO grants occur on an infrequent basis.

On September 16, 2002, 1,620,000 PBSOs were granted under the ISO Plan 2002 with an exercise price of $23.15 per share. The share price hurdles were $30.50 and $35.50. As of December 31, 2006 all performance conditions were met and the term of the PBSOs was extended to eight years. As of December 31, 2007, those PBSOs were fully vested and exercisable.

On August 15, 2007, 2,345,000 PBSOs were granted with an exercise price of $36.57. The share price hurdles are $50 and $55. In addition, 250,000 PBSOs were granted on February 19, 2008 at a price of $40.42. One half of the PBSOs become exercisable if the first share price hurdle is achieved and 100% of the grant becomes exercisable if the second share price hurdle is achieved within a six and a half year time period. As of December 31, 2008, none of those PBSOs were vested or exercisable.

Termination Provisions of PBSO Plans

The PBSO Plan and PBSOs granted in 2002 have the same termination provisions as the ISO Plan and ISO Plan 2002, respectively (described on page 37 of this Circular), except that the number of PBSOs originally granted is pro-rated based on active employment in the time vesting period (and any notice period on an involuntary not for cause termination will count as active employment). On death, the PBSO Plan assumes the performance requirements have been met.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      37

TRADING IN ENBRIDGE SECURITIES

The Corporation has Insider Trading and Reporting Guidelines to ensure insiders and those in a special relationship with Enbridge are aware of the restrictions on their trading in Enbridge securities. The guidelines are intended to prevent insider trading and fulfill the Corporation's obligations to stock exchanges, regulators and investors. The measures outlined in the guidelines include the following:

  •   quarterly and annual trading blackout periods when financial results are being prepared but have not yet been publicly disclosed. These periods commence on the fifth day following the end of the quarter or fiscal year and end at the close of trading on the second trading day following the issuance of a news release disclosing financial results;

  •   publishing and communicating to insiders the dates for regular blackout periods; and

  •   encouraging all insiders to pre-clear trading in Enbridge securities before initiating a transaction.

RETIREMENT PLAN BENEFITS

Upon being appointed to a senior management position, the NEOs participate in the SMPP which offers an enhanced level of benefit. The following table estimates the benefits payable under the SMPP and other registered or qualified pension plans in which the NEOs are entitled to benefits arising from their employment with the Corporation. All information is based on the assumptions and methods used for purposes of reporting financial statements.

Defined Benefit Plans

Defined Benefit Plans
		Annual Benefits Payable ($)		Accrued Obligation at Start of the Year ($)
						Non- Compensatory ($)	Accrued Obligation at Year-End ($)
	No. of years of Credited Service				Compensatory ($)
NEO		At Year-End	At Age 65

P.D. Daniel[1]	32.75	1,125,000	1,294,000	13,408,000	650,000	(494,000)	13,564,000

J. R. Bird[2]	13.92	292,000	353,000	3,295,000	321,000	(136,000)	3,480,000

S. J. Wuori	28.56	376,000	589,000	4,664,000	229,000	(328,000)	4,565,000

S.J.J. Letwin[3]	15.75	248,594	429,835	2,210,200	278,226	161,609	2,650,035

A. Monaco[4]	10.08	84,000	270,000	779,000	351,000	(150,000)	980,000

Notes:

1
Mr. Daniel accrued two years of credited service for each year of service between 2001 and 2006 based on the formula after December 31, 1999. An additional thirteen months of credited service with a former associate company was granted in accordance with the formula in effect prior to January 1, 2000. In total, Mr. Daniel was credited with approximately 7.08 additional years of service. Mr. Daniel's actual service is 26.67 years.

2
Mr. Bird's accumulated pension credits equal 2% for each year of service from his date of employment to December 31, 1999 and 3.26% for each year of service thereafter, until his sixtieth birthday on March 31, 2009. Mr. Bird's actual service is 13.92 years. The enhanced pension credits approximate 6.9 years of credited service.

3
Mr. Letwin was granted six years additional service credit on his employment date based on the pension formula applicable for service prior to January 1, 2000. Mr. Letwin's actual service is 9.75 years. The accrued obligation at the beginning of the year was converted to Canadian dollars using an exchange rate of US$1 = CA $1.0750. The compensatory change during 2008 was converted to CA$ using an exchange rate of US$1 = CA$1.066. The accrued obligation at year end 2008 was converted to CA$ using an exchange rate of US$1 = CA$1.2246.

4
Mr. Monaco participated in the defined benefit pension option for 1.08 years from his date of employment and in the defined contribution pension option for the years 1997 to 1999 inclusive. From January 1, 2000 to December 31, 2007, Mr. Monaco participated in the SMPP based on the formula after December 31, 1999. For the years 2008 to 2013 inclusive Mr. Monaco will receive 2.5% for each year of service. The details of his participation are shown in this table and in the table under the heading "Defined Contribution Plan" on page 39 of this Circular.

Service Prior to January 1, 2000

For each NEO, all service prior to January 1, 2000 in the defined benefit pension plan is paid in the normal form (60% joint and last survivor) and calculated as the product of 1.6% (2.0% for Mr. Bird) of the final average earnings times the number of credited years' service where final average earnings is defined as: i) the NEOs highest annual salary during three consecutive years out of the last ten years of continuous service; and ii) the average of the NEOs highest three pensionable bonuses out of the last five years of continuous service, represented by the greater of 50% of the actual bonus paid or the lesser of the actual or target bonuses. However, Mr. Monaco is not eligible for bonus consideration in the benefit calculation for service earned prior to January 1, 2000.

This benefit is then offset by 50% of the participant's Canadian Pension Plan ("CPP") benefit prorated by the number of years the participant has both credited service and CPP coverage. An unreduced pension is payable if retirement is after age 60, or after age 55, with 30 years of service. Where a pension is payable, a bridge equal to the offset is payable to age 60.

Early retirement may start as early as age 55. Early retirement reductions of 3% of the pension entitlement per year of early retirement prior to age 60 are applied where the service requirement is not met. Retirement benefits paid from the plan are indexed at 50% of the annual increase in the Consumer Price Index ("CPI").

38      MANAGEMENT INFORMATION CIRCULAR

The lump sum value of the accrued benefits are payable if the NEO leaves Enbridge or dies prior to reaching retirement age. In the event of disability, NEOs continue to accrue pensionable service credits to age 65 and final earnings are based on earnings at the time disability commenced, adjusted for increases in the CPI to a maximum of 5% per year.

Service After December 31, 1999

For any NEOs service after December 31, 1999 or after being subsequently appointed to a senior management position, the defined benefit pension is paid in the normal form (60% joint and last survivor) and calculated as the product of 2.0% (3.26% for Mr. Bird until March 31, 2009) of the final average earnings times the number of credited years service where final average earnings is defined as: i) the annualized average of the NEOs highest annual salary during three consecutive years out of the last ten years of continuous service; and ii) the average of the NEOs highest three pensionable bonuses out of the last five years of continuous service, represented by 50% of the actual bonuses paid.

Early retirement may start as early as age 55. Early retirement reductions of 3% of the pension entitlement per year of early retirement are applied where the service requirement is not met. Retirement benefits paid from the plan are indexed at 50% of the annual increase in the CPI.

The lump sum value of the accrued benefits are payable if the NEO leaves Enbridge or dies prior to reaching retirement age. In the event of disability, NEOs continue to accrue pensionable service credits and final earnings are based on earnings at the time disability commenced, adjusted for increases in the CPI to a maximum of 5% per year.

The Corporation negotiates additional years of credited service or higher pension accruals on an individual basis, in order to attract and retain candidates to senior management positions.

Defined Contribution Plan

Mr. Monaco has pension entitlement related to participation in a defined contribution plan prior to being appointed to a senior management position.

Name	Accumulated Value at the Start of the Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at the End of the Year ($)

A. Monaco	36,723	–	(8,646)	28,077

Under the terms of this plan, the Corporation contributed 5% of salary for Mr. Monaco's first year of participation and 7% for the two remaining years of plan participation.

Other Retirement Benefits

The benefits associated with retirement are disclosed under the heading "Retirement Plan Benefits" on page 38 of this Circular. In addition to such benefits, retirees are entitled to the following compensation:

  •   annual incentive prorated for service in the last year of employment;

  •   unvested ISOs continue to vest and options may be exercised up to, but no later than, the earlier of three years following retirement and the expiry of the option;

  •   unvested PBSO grants are prorated for the period of active employment and providing the performance criteria are met, the option may be exercised but no later than three years following retirement; and

  •   unvested PSU grants are prorated for the period of active employment during the term of the grant and continue to vest in accordance with the terms of the plan.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

Employment Agreements

The Corporation has entered into employment agreements with the NEOs. The agreements provide compensation in the following circumstances, except as noted below in respect of Mr. Monaco's agreement:

  •   involuntary termination for any reason (other than for cause);

  •   voluntary termination within 60 days following constructive dismissal, as defined in the agreements; and

  •   voluntary termination within 60 days of the first anniversary of a "change of control" of the Corporation, as defined in the agreements.

The agreements with Messrs. Daniel, Bird, Letwin and Wuori were entered into in 2003 and contain "single trigger" voluntary termination rights. Mr. Monaco's employment agreement does not contain the single trigger voluntary termination right following a change in control. Since 2007, it has been the Corporation's policy not to enter into employment agreements granting "single trigger" voluntary termination rights in favour of the executive.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      39

The following table shows the incremental amounts payable to each of the NEOs in the event of involuntary termination for any reason (other than cause) or voluntary termination following constructive dismissal or voluntary termination following a change of control, as of December 31, 2008 rounded to the nearest thousand dollars:

Name	Severance Period (years)	Total Value of Base Salary, STI and Benefits[1] ($)	Additional Pension Value[2] ($)	Cash Value LTI[3] ($)	Total Incremental Payment ($)

P.D. Daniel	3	9,401,100	4,137,000	7,485,000	21,023,000
J. R. Bird	2	2,311,000	955,000	2,308,000	5,574,000
S. J. Wuori	2	2,297,000	880,000	2,317,000	5,494,000
S.J.J. Letwin	2	2,667,000	798,000	2,344,000	5,809,000
A. Monaco	2	2,108,900	546,000	682,000	3,336,900

Notes:

1
Includes the value of base salary, the average of the two most recent STIP awards and benefit allowances over the applicable severance period. (three times CEO, two times other NEOs).

2
Value of additional service under the Corporation's defined benefit and supplemental benefit pension plans over the severance period.

3
The in-the-money value of unvested ISOs and PBSOs as of December 31, 2008 and the value of outstanding PSUs as of December 31, 2008 as if the grants matured and performance was assessed on that date.

Further information about the pension plan, ISO Plan, PBSO Plan and PSU Plan is set forth under the headings "Retirement Plan Benefits" on page 38 of this Circular, "PSU Plan" on page 29 of this Circular, "ISO Plan" on pages 30 and 36 of this Circular and "PBSO Plan" on pages 30 and 37 of this Circular.

Change of Control

On a change of control of the Corporation, entitlement to STI, vesting of ISOs and PBSOs and maturing of PSUs and RSUs is accelerated as set forth below:

Plan	Result

STI	Pro-rated STI payment based on service prior to the change of control, assuming corporate performance at target, business unit performance as determined by the CEO and individual performance meets requirements.

ISOs	Unvested ISOs conditionally vest not more than 30 days and not less than five days prior to the change of control.

PBSOs	Unvested PBSOs conditionally vest not more than 30 days and not less than five days prior to the change of control and the performance measures are deemed to be met.

PSUs	All outstanding units mature 30 days prior to the change of control based on applicable performance measures achieved.

The following outlines the estimated incremental payments of LTI in the event of a change of control on December 31, 2008:

NEO	Incremental LTI ($)

P.D. Daniel	7,485,000
J.R. Bird	2,308,000
S.J. Wuori	2,317,000
S.J.J. Letwin	2,344,000
A. Monaco	546,000

Other Termination of Employment

The following table discloses the lump sum value of pension benefits accrued under the SMPP for the NEOs had they resigned or retired as of December 31, 2008:

NEO	Pension ($)

P.D. Daniel	20,276,000
J.R. Bird	5,485,000
S.J. Wuori	4,861,000
S.J.J. Letwin	3,652,000
A. Monaco	973,000

40      MANAGEMENT INFORMATION CIRCULAR

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2008 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No current or former Director or officer of the Corporation or its subsidiaries, and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time in 2008 other than previously outstanding routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain officers arising on their transfer of business location or hiring.

Since July 29, 2002, when the Sarbanes-Oxley Act was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or officers.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

The Corporation maintains insurance for the benefit of its Directors and officers and the Directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$150,000,000, with a US$1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from October 30, 2007 to October 30, 2008, paid by the Corporation, was US$1,662,875.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with a corporate trust office in Agincourt, Ontario, Canada. The mailing address for purposes of depositing proxies is as follows:

BY FACSIMILE:	TOLL FREE 1-866-781-3111 (North America only)
BY DELIVERY:	Your form of proxy can be delivered to:
CIBC Mellon P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1

TOLL FREE TELEPHONE INQUIRIES IN NORTH AMERICA: 1-800-387-0825

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing of this Circular to each Director, each Shareholder and the auditors of the Corporation have been approved by the Board.

DATED at Calgary, Alberta, this 4th day of March, 2009.

Alison T. Love
Vice President and Corporate Secretary

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      41

APPENDIX "A"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL APPROACH

Enbridge Inc. ("Enbridge" or the "Corporation") is committed to the principals of good corporate governance and employs a variety of policies, programs and practices to manage corporate governance and ensure compliance. As of the date hereof, the board of directors of Enbridge (the "Board") believes that Enbridge is in full compliance with all applicable Canadian corporate governance guidelines and rules including National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201") and National Instrument 52-110 "Audit Committees" ("NI 52-110"). Information about the Corporation's corporate governance practices, required pursuant to NI 58-101, is set forth under the heading "Corporate Governance Disclosure" beginning below in this Appendix "A". Information with respect to Enbridge's audit committee, required pursuant to NI 52-110 can be found under the heading "Audit, Finance & Risk Committee" on page 28 of the Corporation's annual information form for the year ended December 31, 2008 which is available on the Corporation's website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

The Board also believes that as of the date hereof, Enbridge is in full compliance with all United States of America ("US") corporate governance guidelines and rules. As a foreign private issuer under US securities laws, Enbridge is in most respects permitted to comply with Canadian corporate governance guidelines and rules in lieu of the New York Stock Exchange (the "NYSE") corporate governance guidelines and rules applicable to US listed corporations. The NYSE standards require Enbridge to disclose the manner in which Enbridge's corporate governance practices differ from the NYSE standards. A summary of these differences can be found on the Corporation's website at www.enbridge.com. The Board also believes that Enbridge is in compliance with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934 (the "US Exchange Act"). A summary of these audit committee requirements can also be found on the Corporation's website at www.enbridge.com and are discussed under the heading "Audit, Finance & Risk Committee" on page 28 of the Corporation's annual information form for the year ended December 31, 2008 which is available on the Corporation's website, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

The discussion that follows will relate solely to compliance with Canadian securities regulators' corporate governance guidelines and rules. Information and documents referenced throughout this Appendix "A" can be found on the Enbridge website at www.enbridge.com (the "Website"). Some of the referenced documents may also be available on SEDAR at www.sedar.com. In addition, paper copies of any documents referenced are also available for any shareholder free of charge, upon request to the Office of the Corporate Secretary. You may contact the Office of the Corporate Secretary by: mail at 3000, 425-1st Street S.W., Calgary, Alberta, Canada, T2P 3L8; fax at (403) 231-5929; telephone at (403) 231-3900; and e-mail at corporatesecretary@enbridge.com.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board has plenary power from shareholders to manage, or supervise the management of the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress against the strategic plan as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation's risk management programs. As well, the Board oversees the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. Before implementation, the Board approves all significant matters that may materially affect the Corporation, supports implementation and reviews the results.

The Board has delegated to the Chief Executive Officer ("CEO") and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the articles and by-laws of the Corporation, be approved by the Board, the Board has set specified limits to management's responsibility as referred to in the general guidelines for the Board (the "Board Guidelines"), and retains responsibility for significant changes in the Corporation's affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Governance Committee is responsible for recommending to the Board the role of the Board, the roles of the committees of the Board ("Board Committees") and the general division of duties between the Board and the CEO. The Governance Committee has developed the Board Guidelines, as well as terms of reference ("Terms of Reference") of the Board setting out the specific mandate and responsibilities of the Board as a whole, both of which have been adopted by the Board. Further descriptions of specific Board responsibilities are set forth generally in the Canada Business

42      APPENDIX "A"

Corporations Act, in the articles and by-laws of the Corporation and in the Terms of Reference of the four standing Board Committees. The Board Guidelines and Terms of Reference of the Board are available on the Website, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation. The Board Committees' Terms of Reference are also available on the Website.

Under the Board Guidelines, the Board requires that a majority of its Board be independent, as that term is defined by NI 52-110. The Board determines the independence of a director by issuing a detailed questionnaire to the directors. Eight of the ten nominees for election as directors (80%) are independent. This disclosure is also set forth under the heading "Independence and Board Committees" on page 13 of this management information circular (the "Circular"). The Board has determined that Patrick D. Daniel, the President and CEO of Enbridge, is not independent because he is a member of management of the Corporation. Dan C. Tutcher is not considered to be independent because he was, within the last three years, the Group Vice President, Transportation South of the Corporation as well as the President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., subsidiaries of the Corporation. The Board has also determined that the Chairman of the Board since May 2005, David A. Arledge, is an independent director. His responsibilities are set forth in the Terms of Reference for the Chairman of the Board which are available on the Website.

Several of the nominees also serve on the board of directors of other reporting issuers and such directorships are set forth under the biographies of the individual directors beginning on page 8 of this Circular. Those directors who serve together on other boards and committees of public entities are set forth under the heading "Interlocking Relationships" on page 14 of this Circular. All of the entities on which the directors serve together, are companies in which the Corporation holds an interest. The Board has determined that these common board memberships do not affect the ability of those directors to exercise independent judgment as members of the Board.

The Governance Committee also ensures that the Board functions independently of management. Under the Board Guidelines, the Board is required to regularly hold in-camera meetings without officers or management present. Both the Board and Board Committees therefore meet in-camera and independently of management at every regularly scheduled meeting. The Chairman of the Board provides the President and CEO with a summary of the matters discussed at the in-camera meetings, including the issues that the Board expects management to pursue. The number of Board and Board Committee meetings, including in-camera meetings, and the attendance of the directors at such meetings is set forth in the biographies of the individual directors beginning on page 8 of this Circular and under the heading "Summary of Board and Board Committee Meetings" on page 13 of this Circular.

To further increase independence, Board Committees also meet with external consultants and internal personnel, without management, when they see fit. Additionally, the Board Guidelines allow individual directors and the Board and Board Committees to engage independent advisors, if requested.

Directors are expected to attend all Board and Board Committee meetings, including the annual meetings of shareholders, which all directors attended in 2008. The attendance record of each director at the 2008 Board and Board Committee meetings is set forth in the biographies of the individual directors beginning on page 8 of this Circular.

Board Mandate

The Board's mandate is found in the Board Guidelines, which consist of, among other things, the Terms of Reference for the Board, Board Committees and members of management. The Board Guidelines were developed to provide the members of the Board with a clear picture of the expectations of the Board and to assist the members of the Board with their fulfillment of those expectations. The following is a summary of the Board's mandate. The full text can be found in the Board Guidelines and Terms of Reference for the Board which are available on the Website, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporation.

The Board is responsible for reviewing, approving and overseeing the strategic plan of the Corporation and reviewing the progress of strategic planning as it occurs. The Board also oversees all transactions that would have a significant impact on the strategic plan. Two Board meetings per year are devoted to the strategic plan, one of which is held over three days. In 2008, the Board devoted a significant amount of time in two additional meetings to discuss the strategic plan and its implementation.

Risk assessment is another responsibility of the Board, which includes overseeing the identification of the principal risks to the Corporation on an annual basis, monitoring the Corporation's risk management programs and seeking assurance that internal control systems and management information systems are in place and operating effectively.

The Corporation has in place a comprehensive risk assessment system, which incorporates relevant risk assessment information from its major businesses. The Board and the Audit, Finance & Risk Committee ("AFR Committee") specifically oversee the review of principal risks to the Corporation on an annual basis, monitor the Corporation's risk management program and oversee the review of risks in conjunction with internal and external auditors. The risk assessment process analyses existing and emerging risks within defined categories, with corresponding mitigating factors.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      43

Other Board Committees also authorize implementation and monitoring of systems put in place to address risks to the business that are within the scope of their responsibilities. For example, the Corporate Social Responsibility Committee ("CSR Committee") has authorized the establishment of a global reporting initiative guideline and an environmental risk management system, and monitors their operation. The Board has delegated certain responsibilities to each of its Board Committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

The Board is also responsible for annually reviewing the succession strategy for all senior management positions. The Board is responsible for appointing the CEO, appointing other members of senior management and monitoring their performance. The Human Resources & Compensation Committee ("HRC Committee") has the responsibility to review and advise the Board on policies and procedures relating to employment, succession planning and remuneration of employees, including officers of the Corporation. The HRC Committee monitors the performance of senior management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The HRC Committee also reviews and monitors senior management development programs.

The Board's mandate also calls on the Board to approve all major corporate communications policies including the Corporate Disclosure Guidelines utilized in the conduct of all corporate disclosure, under the oversight of a management Disclosure Committee. The guidelines are reviewed annually by the Board. The Board reviews and approves the content of all major disclosure documents including the annual and quarterly reports to shareholders, management's discussion and analysis, the annual information form and the management information circular. The Board has established programs and structures to provide assurance of effective communications between the Corporation, its shareholders, stakeholders and the public and to avoid selective disclosure. Management of the Corporation meets frequently with the Board regarding these matters.

The Board is also to seek assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively. One of the functions of the AFR Committee is to review the Corporation's quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the AFR Committee has overview responsibility for audit services (the internal audit function at Enbridge) and for senior management reporting on internal controls.

Finally, the Board's mandate provides for the Governance Committee's focus on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, management and employees of the Corporation.

Position Descriptions

Written position descriptions for the Chairman of the Board and the Chair of each Board Committee are contained in each of their respective Terms of Reference and are reviewed annually. Each of the Board Committees' Terms of Reference is available on the Website. The Board has also developed Terms of Reference for the President and CEO. The HRC Committee reviews and the Board approves the President and CEO's objectives on an annual basis.

Orientation and Continuing Education

The Governance Committee is responsible for establishing formal orientation and education programs for directors. New directors meet with the Chairman of the Board, the CEO and senior management to learn about the business and operations of the Corporation, and participate in site and facility tours with other directors. New directors are provided with a copy of the Board manual that contains personal information about each of the directors and senior officers, Board and Board Committee membership lists and meeting dates, corporate and management organization charts, the corporate financial risk management policies, information concerning directors' and officers' liability programs, statutory liabilities, insider trading, indemnity agreements, the dividend reinvestment and share purchase plan, the Statement on Business Conduct and the public disclosure documents of the Corporation and its subsidiaries. When updates are made to any of the documents included in the Board manual, the directors receive e-mail notification of such updates. The Board manual and any updates are also posted to the Board portal.

New directors also receive an orientation at the time they join the Board and prior to each new committee assignment, and throughout their tenure, continue to have discussions with the Chairman of the Board, receive quarterly presentations from senior management, and participate in site and facility tours. In addition, special presentations are provided in response to any director's request. As part of ongoing education, directors are also encouraged to pursue director education seminars and courses offered by external parties, whose costs are borne by the Corporation.

44      APPENDIX "A"

The following table lists some of the educational presentations for the directors during 2008:

Date	Topic	Presented/Hosted By

May 5, 2008	Enbridge Gas Distribution Inc. Incentive Regulation	Janet Holder President of Enbridge Gas Distribution Inc. and other members of Enbridge Gas Distribution Inc. management

September 3-4, 2008	US Pipeline Construction Tour	Al Monaco Executive Vice President, Major Projects and others from Major Projects group

November 4, 2008	Enbridge's Marketing Businesses and their Risks and Benefits	Steve Letwin, Vern Yu Executive Vice President Gas, Vice President Investor Relations and Enterprise Risk and members of Tidal Energy management

Ethical Business Conduct

The Corporation has adopted the Statement on Business Conduct (the "Statement") which applies to the Corporation and its subsidiaries and their respective directors, officers, employees, consultants, and contractors. The Statement addresses, among other things, compliance with laws and undertakings, relationships with landowners, customers, shareholders, employees and others, health, safety and environment, property and assets, conflicts of interest and use of proprietary, confidential and insider information and communication devices. Upon joining Enbridge or one of its subsidiaries, an employee is required to sign a certificate of compliance indicating that he/she has read and understands the Statement and that he/she agrees to comply with it as a term and condition of his/her employment. Each employee and director must annually thereafter certify his/her compliance with the Statement and such compliance with the Statement is reported annually to the Governance Committee. In 2008, there were no exceptions from compliance with the Statement for any director or executive officer of the Corporation. The Statement is reviewed annually and as developments occur and is updated as required. While the Statement was revised to improve readability, there were no substantive changes to the content of the Statement in 2008.

The Board has also adopted whistleblower procedures which allow employees to report questionable accounting or auditing matters on a confidential and anonymous basis. To ensure confidentiality and anonymity, complaints may be made by telephone or e-mail. These complaints are handled by an independent outside service provider. Complaints may also be made through interoffice mail and are handled by the Chair of the AFR Committee. The General Counsel reports to the AFR Committee periodically regarding complaints received through the whistleblower procedures so that the AFR Committee can ensure that the process is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity and effectiveness. In 2008, the whistleblower reporting mechanism was expanded to matters beyond accounting or auditing matters and is now available for a wider range of ethics and conduct concerns. The Statement and whistleblower procedures are available on the Website.

If a director or officer has a material interest in a transaction or agreement, such director or officer is required to comply with the disclosure requirements of the Canada Business Corporations Act, to disclose a conflict or potential conflict, to not participate in discussions on the matter and to abstain from voting on the matter at any board meeting where the matter is being considered. In addition, the Statement and the Terms of Reference for a director address the handling of conflicts of interest. The Terms of Reference for a director are available on the Website.

Nomination of Directors

The Governance Committee, which, other than Mr. Tutcher, is composed entirely of independent directors, serves as the nominating committee and is responsible for the identification of new candidates for recommendation to the Board. Mr. Tutcher is not independent because of the offices he held prior to May 1, 2006 including as the Group Vice President, Transportation South of the Corporation and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. Notwithstanding Mr. Tutcher's involvement in the Governance Committee, the Board believes it is able to maintain objectivity with respect to the processes involved in recommending a candidate to the Board since all other members of the Governance Committee are independent.

The Governance Committee annually reviews a skills matrix known as the "Board Composition Plan" (the "Composition Plan") that sets forth the current make-up of the Board including the name of each director, his/her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board of directors' commitments, equity ownership, independence and other relevant information. The Composition Plan is summarized by the Governance Committee which then allows the Governance Committee to identify criteria on a priority basis (high, medium and low) that a new candidate for the Board should possess. Criteria include but are not limited to, management,

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      45

board and industry experience, areas of expertise (such as finance and accounting, human resources, environmental, regulated or deregulated business, project management/execution and legal), gender, age and global representation.

A list of potential candidates for the Board who possess these relevant criteria is maintained by the Governance Committee and reviewed and updated annually or more frequently, as required. When a position on the Board is available, the Board reviews the list of potential candidates, revises it to reflect the most highly ranked criteria at the time, as well as other candidates who have recently been identified and prepares a short list. The Chair of the Governance Committee, the Chairman of the Board, the President and CEO, as well as other directors from time to time, meet with the potential candidates to determine the candidates' interest, availability, experience and suitability. Thereafter, a recommendation is made to the Board which in turn decides on suitable candidates for election by the shareholders.

A summary of the Governance Committee's responsibilities is set forth under the heading "Governance Committee Report" beginning on page 22 of this Circular. The Governance Committee's Terms of Reference are available on the Website.

Compensation

Compensation plans and pay levels for executive officers of the Corporation are reviewed, approved and recommended to the Board by the HRC Committee, which is composed entirely of independent directors. For further information regarding the process for determining compensation of these individuals, see "Annual Compensation Decision Making Process" beginning on page 26 of this Circular and for a summary of the HRC Committee's responsibilities see "HRC Committee Report" beginning on page 23 of this Circular. The HRC Committee's Terms of Reference are available on the Website.

The HRC Committee has retained an independent compensation consultant, Mercer (Canada) Limited. ("Mercer"), to assist it in providing advice on the competitiveness and the appropriateness of compensation programs for the Corporation's executive officers, as well as on the governance of executive compensation, the mandate of the HRC Committee and the related Board and committee process. Information regarding the independence of and the fees paid to Mercer is set forth under the heading "Compensation Consultant" on page 26 of this Circular.

Remuneration of directors of the Corporation is annually reviewed for adequacy and form and reported on to the Board by the Governance Committee. In establishing compensation, the Governance Committee considers the time commitment and experience required of the directors and the compensation paid by a group of comparable public companies to their respective boards of directors. The Governance Committee uses the assistance of external consultants to assist in the analysis of this information. For further information regarding directors' compensation, see the heading "Directors' Compensation" beginning on page 15 of this Circular.

Other Board Committees

In addition to the AFR Committee, HRC Committee and Governance Committee, the Corporation has a CSR Committee. All members of the CSR Committee, other than Mr. Tutcher, are independent. A summary of its responsibilities is set forth under the heading "CSR Committee Report" beginning on page 21 of this Circular. Its Terms of Reference are available on the Website.

Financial Literacy of Directors

The Board has determined that all of the members of its AFR Committee are financially literate within the meaning of NI 52-110 and the rules of the NYSE. The Board believes that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Enbridge's financial statements. The Board has also determined that each of Messrs. England and Leslie and Ms. Williams qualify as "audit committee financial experts" as that term is defined under the US Exchange Act. The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee.

Assessments

The Governance Committee is responsible for assessing the performance of the Board and its Chairman, the Board Committees and the individual directors, on an ongoing basis.

Each director of the Board annually completes a confidential questionnaire designed to provide directors with an opportunity to evaluate how effectively the Board is operating and to make suggestions for improvement. The questionnaire is primarily designed to provide constructive input for the improvement of the Board as a whole. Questions posed address the composition of the Board, the effectiveness of the Board, Chairman of the Board and Board meetings, duties and responsibilities of the Board, orientation and development processes for the Board and evaluation processes for senior management. The questionnaire, once completed, is submitted to the Chair of the Governance Committee and

46      APPENDIX "A"

directors' input is then summarized on an anonymous basis. The Chair of the Governance Committee meets independently with the Chairman of the Board and discusses the summary which is then reported to the Board by the Chair of the Governance Committee.

Each member of each of the Corporation's four Board Committees also annually completes a confidential questionnaire designed to enable a candid conversation between the members of each Board Committee regarding the overall performance of the committee by examining the function of the committee and identifying areas of accomplishment and areas for improvement. This occurs during the in-camera meeting at the first committee meeting following the completion of the questionnaire. The purpose of the questionnaire is to ensure that each committee is functioning effectively and efficiently to fulfill the duties and responsibilities delegated to it by the Board in their respective Terms of Reference. Questions posed address the composition of the committee, the effectiveness of the committee, its members, including the Chair, and its meetings, as well as orientation and development processes for the committee. Input received from the questionnaire is returned to the Chair of the Governance Committee, summarized and provided to the Chair of each committee and the Chairman of the Board.

Additionally, every two years or so, each director completes a confidential questionnaire designed to provide directors with an opportunity to examine their effectiveness, compare their personal assessment with the assessment by their peers, identify areas of improvement and have a candid conversation with the Chairman of the Board regarding individual and Board performance. The purpose of the questionnaire is to assist with personal development, recognizing that individual director development contributes to the overall effectiveness of the Board. Questions posed address directors' skills and experience, preparation, attendance and availability at Board meetings, communication and interaction, business, company and industry knowledge, as well as overall assessment. Directors are encouraged not to be limited by questions asked in the questionnaires and to comment broadly, positively or negatively, on any issue regarding Board, committee and director performance. The questionnaire, once completed, is sent to an independent third party who summarizes the input and provides a confidential report to each director that includes how the director scored him/herself, average peer score of his/her performance, overall average peer score and peer comments regarding the director's performance. Following this process, each director has a confidential discussion with the Chairman of the Board regarding the director's contribution to, and views pertaining to the Board.

In years when this formal assessment of individual directors is not done, the Chairman of the Board meets informally with each director to discuss his/her performance and other issues relating to the Board, committee and director performance.

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APPENDIX "B"
SHAREHOLDER PROPOSALS

The Dogwood Initiative (the "Dogwood"), P.O. Box 8701, Victoria, British Columbia, V8W 383, on behalf of five shareholders, Peter Dent, Margareta Malik, Fred Schloessinger, Henry Summerfield and Ruth Zenger, has submitted a shareholder proposal (the "Dogwood Proposal") for consideration at the annual meeting of shareholders of Enbridge Inc. ("Enbridge" or the "Corporation"). The Dogwood Proposal and the supporting comments are set out in italics below.

SHAREHOLDER PROPOSAL NO. 1

Resolved, that the board of directors prepare a report (at reasonable cost and omitting proprietary information) by September 1, 2009 on the likelihood and liability of product spills associated with the proposed Gateway pipelines, facilities and tankers ("Gateway" or the "Gateway Project"). The report should include an estimation of the frequency and volume of oil and condensate spills expected for the proposed Gateway pipelines and tankers, using available historical data and factoring in the unique technical specifications of the proposed infrastructure and an analysis of the liability that Enbridge could incur as a result of the estimated oil and condensate spill frequencies and volumes, over a reasonable range of locations.

Supporting Statement

Whereas, the Corporation's proposed Gateway Project in Western Canada would be unique for the Corporation in that it would incorporate oil and condensate supertankers to complete shipment of supplier product. These tankers would represent a new and significant realm of risk and liability for the Corporation. The proposed tanker routes are through waters north of Vancouver Island, east of Haida Gwaii, and south of Alaska, hereinafter referred to as British Columbia's North Coast. The marine and coastal environments of British Columbia's North Coast are (a) central to the region's economy, providing for thousands of tourism and commercial fishing jobs; (b) central to the culture and subsistence activities of coastal Aboriginal Peoples; and (c) critical habitat for many rare and endangered species. With the exception of infrequent and smaller existing shipments of condensate by EnCana, the Corporation's Gateway Project would bring the first ever supertanker traffic to British Columbia's North Coast. Previous proposals by other companies incited strong local resistance welling from concern over the impact of oil spills. As with the Corporation's pipelines, product spills and leakages would be an inherent risk of tanker and tanker loading facility operations; however, oil and condensate spills in the marine environment are associated with much different risk metrics than spills from pipelines on land. Generally, marine spills are more difficult to contain and clean up, and affect much greater areas. A single large marine spill could devastate aspects of the marine and coastal environment of British Columbia's North Coast, as was the case in Alaska in 1989 when the Exxon Valdez ran aground in Prince William Sound. The potentially irreparable damage caused by the Valdez spill led to a multi-billion dollar suit against Exxon. Unfortunately, marine oil and condensate spills would be an inevitable component of the Corporation's proposed Gateway Project. These spills would likely be associated with greater liability to the Corporation than existing pipeline operations and deserve a specific assessment.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE DOGWOOD PROPOSAL FOR THE REASONS SET OUT BELOW.

Enbridge is committed to the protection and enhancement of the environment and works to continually enhance its strong environmental, social and governance performance. Enbridge has long embraced the opportunity to understand and address the concerns of indigenous peoples and local communities affected by its operations. Its work on the Gateway Project is being conducted with the recognition that community support will be needed for the Gateway Project to be successful, and that coastal communities, whether Aboriginal or non-Aboriginal, have different concerns than those affected by underground pipeline operations.

These commitments have led Enbridge to establish a research working group with representation from a number of First Nations, marine business interests, local communities and environmental organizations, to oversee completion of a Quantitative Risk Assessment ("QRA") for marine components of the Gateway Project. The working group is intended to make the process more transparent by providing external input and oversight for organizations with an interest in the marine aspects of the Gateway Project. The QRA will, among other things, provide an analysis of the probability of oil and condensate releases in the marine environment, the consequences of such releases and the benefits of the implementation of various control measures to mitigate these risks. The Dogwood has been invited to participate directly in this process but as of March 4, 2009 has declined.

It is important to recognize that it is Transport Canada's responsibility, as part of its TERMPOL review process, to evaluate marine terminal operations, vessel routing and other marine safety issues. The QRA developed for the Gateway Project will be completed and filed as part of the TERMPOL process and will be a part of Enbridge's commitment to fully assess the potential environmental, social and economic impacts of the Gateway Project. It is expected that the QRA will be completed in 2009 for filing with governmental authorities.

In addition to Enbridge's voluntary completion of a QRA, the Gateway Project will be required to pass an extensive public review process led by Canada's National Energy Board ("NEB") and the Canadian Environmental Assessment

48      APPENDIX "B"

Agency. The NEB regulates the construction and operation of interprovincial pipelines to ensure their safety, security and economic efficiency and will regulate the Gateway Project for the life of the pipeline. The review processes that will be required to be completed before the Gateway Project is completed, will address spill response measures that will be in place, including governing international conventions and legislation and funds that would be accessible in the event of a release, to address mitigation and compensation. It is expected that the NEB application will be filed in 2009, with public hearings expected in 2010.

Enbridge believes that establishing the research working group to provide input in designing and overseeing the risk analysis will assist in the evaluation of the risks associated with marine transport of oil and condensate. Additionally, an analysis of the liabilities of the Gateway Project will be extensively reviewed as part of the TERMPOL review process, the NEB application process and other required governmental approval steps, each of which will provide shareholders and other stakeholders with further information regarding the Gateway Project. All of this work will take place before a decision is made by the NEB on whether to approve the Gateway application, but management believes that it will not all be completed by September 1, 2009. For these reasons, Enbridge does not believe the Dogwood Proposal is in the best interests of Enbridge or its shareholders, and recommends that shareholders vote AGAINST the resolution.

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The Ethical Funds Inc. (the "Ethical Funds"), 800 - 111 West Georgia Street, Vancouver, British Columbia, V6E 4T6, along with two co-filers, First Affirmative Financial Network, LLC, 5475 Mark Dabling Boulevard, Colorado Springs, Colorado 80918 and Trillium Asset Management, 711 Atlantic Avenue, Boston, Massachusetts 02111-2809, on behalf of a shareholder, Anne Willis Glickman, have submitted a shareholder proposal (the "Ethical Funds Proposal") for consideration at the annual meeting of shareholders of Enbridge. The Ethical Funds Proposal and the supporting comments are set out in italics below.

SHAREHOLDER PROPOSAL NO. 2

Resolved, that the board of directors: (1) provide a report to shareholders by October 1, 2009 (at reasonable cost and omitting proprietary information) that assesses the costs and benefits of adopting a policy of requiring the free, prior, and informed consent of impacted Aboriginal communities as a necessary condition for proceeding with the construction of Enbridge projects; (2) direct management to disclose to investors, through the quarterly management's discussion and analysis, the status of negotiations with First Nations along the proposed pipeline and marine transportation route of the Gateway Project, including reference to specific opposition.

Supporting Statement

Whereas, the Corporation's proposed $4.5 billion Gateway Project in Western Canada takes place in areas where comprehensive Aboriginal territory claims have not been settled – i.e. where Aboriginal groups have not signed treaties or otherwise ceded their title. In 1997, the Supreme Court of Canada ruled that exercising power in a manner that negatively impacts ecosystems may extinguish Aboriginal title by destroying their relationship to the land and thus incite legal action from First Nations to halt resource development activities (Delgamuukw v. British Columbia). Furthermore, lands held pursuant to Aboriginal title have an 'inescapable economic component' which affirms First Nations' entitlement to benefit from the resources on their territories (Delgamuukw v. British Columbia). In 2004, the Supreme Court affirmed that the Crown has a duty to consult and accommodate First Nations prior to a final claims resolution (Haida Nation v. British Columbia and Weyerhaeuser). In some unsettled areas of British Columbia, provincially granted permits, past or present, may be made invalid by a successful claim of Aboriginal title (Tsilhqot'in Nation v. British Columbia 2007). In 2006, regarding the Gateway Project, the Carrier Sekani Tribal Council launched a lawsuit against the Government of Canada for failure to consult on process (www.cstc.bc.ca/cstc/67/enbridge). Furthermore, the Haida Nation has recently expressed strong opposition to the Corporation's Gateway Project (Nov 21, 2008, CBC Edmonton – Oil Sands Plan B). In cases where there is conflict or dispute between Aboriginal Peoples, provincial and federal governments, as is often the case on unsettled territorial claims, companies risk project delays and even cancellation without the free, prior and informed consent of local and Aboriginal communities. In 2007 UR Energy did not receive approval for a British Columbia mining project with decision makers citing the unique cultural and ecological significance of the project area to the Dene First Nations. In September of the same year a Federal-Provincial Joint Review Panel determined that the proposed Kemess copper-gold mine in British Columbia was not in the public interest acknowledging the First Nations of the region would experience adverse impacts and receive limited benefits. Clearly, it is not sufficient to rely solely on governments to exercise their duty to consult and accommodate. Considering the materiality of the risk a lack of consent can bring, investors should be apprised of the efforts and success of the Corporation in achieving the consent of impacted First Nations.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE ETHICAL FUNDS PROPOSAL FOR THE REASONS SET OUT BELOW.

Enbridge recognizes and supports the need for full consultation with Aboriginal groups which may be impacted by its pipeline projects. The protections afforded to Aboriginal Peoples are enshrined in the Canadian Constitution. The obligations of government and industry have been considered in numerous cases before provincial and federal courts in Canada resulting in a continuous refinement of the nature of those obligations. The regulatory approval processes for the Gateway Project will fully address consultation with Aboriginal Peoples, and the Governor-in-Council (the Federal Government Cabinet) will not issue final approval of any certificate for the Gateway Project until a determination has been made that the government's consultation obligations have been met.

Aboriginal and treaty rights, and any corresponding consultation and accommodation, exist on a spectrum which considers factors such as the degree of impact on Aboriginal or treaty rights and the strength of the Aboriginal claim. This allows for a consideration of such factors and a determination of the appropriate level of consultation required on a case-by-case basis, thereby reflecting the complexity and uniqueness of the claims of Aboriginal groups. However, after appropriate consultation and regulatory processes have been followed, the final decision on whether to approve a project is based on the determination of whether the project is in the Canadian public interest which requires a balancing of the benefits and costs of the project on all Canadians with no segment of society having a veto.

Enbridge believes that it goes considerably further than the current industry practices and regulatory requirements when it comes to Aboriginal engagement. Enbridge encourages a high level of participation by affected communities and

50      APPENDIX "B"

recognizes the need for community consultation and the delivery of tangible benefits to those communities. Enbridge's Aboriginal Policy provides for recognition and understanding of Aboriginal Peoples' relationship with the land and environment and consultation about the effect of Enbridge's projects on such relationship. Enbridge's approach to designing, implementing, assessing, communicating and monitoring its stakeholder engagement with both local communities and Aboriginal Peoples, also aligns with well established guidelines, such as the AA1000 Stakeholder Engagement Standard. In the Gateway Project, Enbridge seeks to develop respectful and meaningful opportunities for Aboriginal Peoples, including employment and training, participation in the review process and the possibility of an ownership stake in the project. Enbridge provides capacity funding to Aboriginal groups to enable them to develop or obtain the resources necessary to provide comments on how a project may affect their rights and interests, including the preparation of Aboriginal traditional knowledge studies of the pipeline corridor and surrounding area.

In addition to the above practices, Enbridge has also long been supportive of a number of Aboriginal Peoples' initiatives in Canada. These include official sponsorship of the Inuit and Dene Games at the Canada Winter Games held in Whitehorse, Yukon in 2007, the offering of numerous Aboriginal Scholarships, prizes and bursaries every year to First Nations and Métis Peoples across Canada and an investment of $1 million in 2007 for the Banff Centre's new Indigenous Leadership Centre designed to provide support for indigenous learning and programming for Aboriginal People in governance and leadership development. In 2009, Enbridge will be launching the Enbridge School Plus Program, in partnership with the Assembly of First Nations, in which some 50 First Nations schools located in proximity to Enbridge's major operations can apply for funding they would not otherwise receive. Enbridge is also the major sponsor of the 2009 Assembly of First Nations conference to be held in Calgary this July and is a major partner of the National Chief's Receptions, which provides opportunities for the National Chief to engage business leaders across the country in programs designed to end poverty and substance abuse.

Enbridge's approach to stakeholder engagement, as demonstrated by its continued support of Aboriginal communities and the implementation of its Aboriginal Policy, is very much in alignment with the protections afforded to Aboriginal Peoples enshrined by the requirements of the Canadian courts and, is also good business practice.

In response to the second part of the Ethical Funds Proposal, Enbridge believes that the inclusion of "Aboriginal Relations" as a risk factor, together with the enhanced disclosure in its management's discussion and analysis regarding the Gateway Project in its 2008 Annual Report and additional information available for shareholders on the Gateway Project portion of the Enbridge website and the NEB website, addresses part (2) of the Ethical Funds Proposal.

For the reasons set out above, Enbridge does not believe the Ethical Funds Proposal is in the best interests of Enbridge or its shareholders, and recommends that shareholders vote AGAINST the resolution.

ENBRIDGE INC. MANAGEMENT INFORMATION CIRCULAR      51

Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the trading symbol ENB.

Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone: (403) 231-3900
Facsimile: (403) 231-3920
Toll free: (800) 481-2804

www.enbridge.com